Exhibit 1

Brookfield

Interim Report Q3 2012

	Three Months Ended Sep. 30		Nine Months Ended Sep. 30
	2012	2011	2012	2011
OPERATING RESULTS[1,2]

Total (MILLIONS)
Consolidated results
Revenues	$4,701	$4,423	$13,205	$11,799
Funds from operations	723	465	1,958	1,744
Net income	872	716	1,971	2,714
For Brookfield equity
Funds from operations	282	241	809	781
Net income	334	253	888	1,369
Total return	578	210	1,561	1,477

Per fully diluted share
Funds from operations	$0.40	$0.35	$1.13	$1.13
Net income	0.48	0.36	1.25	2.03
Total return	0.92	0.34	2.48	2.37

	As At
	Sep. 30 2012	Dec. 31 2011
SHARE VALUES[1,2]
Per fully diluted share
Intrinsic value of common equity	$42.86	$40.99

Total (MILLIONS)
Total assets under management	$168,503	$160,338
Consolidated balance sheet assets	100,139	91,022
Intrinsic value of common equity	27,265	26,098
Diluted number of common shares outstanding	657.8	657.2

1.	Financial results are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted
2.	Funds from operations, total return, assets under management and intrinsic value are Non-IFRS measures. See page 8

Q3 2012 INTERIM REPORT  1

THE COMPANY

Brookfield Asset Management is a global alternative asset manager with over $150 billion in assets under management. We have over a 100 year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. We offer our clients a range of public and private investment products and services with a goal of delivering superior risk-adjusted returns. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on the NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

CONTENTS
Letter to Shareholders	3
MD&A of Financial Results	8
Management Representations and Internal Controls	38
Cautionary Statement Regarding Forward-Looking Statements and Information	53
Consolidated Financial Statements	54

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements” on page 53.

This Report and additional information, including the Corporation’s Annual Information Form, are available on the Corporation’s website at www.brookfield.com and on SEDAR’s website at www.sedar.com. We make use of non-IFRS measures in this Report as disclosed further on page 8.

2    BROOKFIELD ASSET MANAGEMENT

LETTER TO SHAREHOLDERS

Overview

Last month we held our investor day for shareholders in New York. The materials are on our website if you were not able to attend. If you did attend, thank you for taking the time from your schedule. We hope that the information provided assisted you with your understanding of our company.

Our results for the quarter were solid, led by good results from our property and infrastructure operations and a number of investments with U.S. housing exposure starting to generate returns. Our power operations were slow with water levels very low; although fall rains have resulted in improved generation levels.

The amount of capital looking for quality property and infrastructure assets is high, driven by the low interest rates and the attractive returns that these investments can generate. Over the 2009 to 2011 period we added a large number of high quality assets to our franchise. We were able to do this as we were liquid going into 2008. With the increase in values across the markets, we are selling non-strategic assets and completing refinancings to reset ourselves to a highly liquid position.

We are also extending the term of our debt, thereby both de-risking the balance sheet and reducing our interest costs. This is not because we believe that any disruption is ahead, but merely because capital markets are open and asset values in many places have recovered to reasonable levels. Our view is that holding liquidity creates opportunities when volatility in markets surface.

Operations

Infrastructure

Our infrastructure results were on target for the quarter, with the base set for significant growth in 2013. In this regard we completed our $600 million rail upgrade in Western Australia under budget and on schedule. All major contracts are now coming on line and will contribute a further $100 million of gross cash flows to our infrastructure results in 2013. Our 600 kilometre transmission project in Texas is also progressing well and will become operational in early 2013.

During the quarter we committed to a number of exciting opportunities, made possible by volatility in the markets.

In the UK, we acquired a gas utility connections business, similar to the business we currently own in the UK and agreed to terms for its recapitalization. We are investing $500 million to deleverage this business and expect to merge this with our existing utility business and generate meaningful economies of scale.

We continue to make progress in completing the acquisition of our South American toll road investments. In October, we closed the acquisition of our Chilean toll road, increasing our investment to 100% of the business. We have also made significant progress on the acquisition of joint control of 3,200 kilometres of Brazilian toll roads. We are currently working through completion of closing conditions prior to year end.

We closed the purchase of a business which provides heating and cooling to office, residential and other properties in downtown Toronto, from the City of Toronto and an institutional partner. The total investment is close to $500 million with an equity requirement of approximately $300 million. We believe that this system has the potential for significant growth by drawing on our unique perspective as a property, power and infrastructure company, and believe returns therefore should be excellent.

As previously mentioned, we have launched a process to explore the sale of some of our timberlands. While we believe that there is meaningful upside to be generated from these lands, as you can see herein, we are seeing opportunities in our other businesses which on a relative basis should generate higher returns.

Q3 2012 INTERIM REPORT  3

Property

During the last six months property capitalization rates finally responded to the last two years of low interest rates, pushed by the U.S. announcement of QE3. Capitalization rates for high quality assets with long-term upward adjusting cash flows moved below 4% and are heading towards 3%. More interesting, is that despite these levels, spreads to U.S. treasury rates are still very positive. Furthermore, financing rates are excellent with 10 year funding on good quality assets available at rates ranging from 3% to 4%.

In general, our property businesses globally are positive although our office business is slower in the United States. Our retail businesses remain very strong, and we were fortunate that our office and retail properties sustained minimal damage from the storm events of the last few weeks.

During the quarter we completed the acquisition of four office and development properties in London. We completed enhancements to our flagship First Canadian Place property in Toronto and began rebranding the World Financial Center in New York as Brookfield Place, similar to our other flagship properties in Toronto and Perth. Subsequent to the end of the quarter, we acquired Thakral Holdings in Australia, which has a $1 billion asset portfolio that includes a prime office site in central Sydney and a number of residential properties and hotels across Australia. In addition, we leased 1.8 million square feet of space at attractive rates during the third quarter.

One of our real estate funds committed to buy a private REIT in the U.S. with 18 million square feet of industrial space. We intend to rationalize this portfolio and then use the operating business to grow our industrial warehouse operations across the U.S.

Institutional investors continue to show strong interest in real estate, and we raised a total of $2.8 billion in private capital during the quarter for real estate investment programs that focus on opportunistic and value added investing. This included a final close on a new $325 million fund managed by our U.S. multifamily apartment group.

Renewable Power

Given the rainstorms over the last few weeks in the northeast, it seems incongruous to report that our power results were their weakest ever last quarter due to drought conditions and the lowest water levels we have ever experienced. However, rainfall has since returned our reservoirs to levels that are in line with long-term averages.

We continue to move forward with a number of renewable power development projects. This includes two Brazilian hydroelectric projects with 48 megawatts of capacity and a 45 megawatt Canadian hydroelectric project, which we expect to begin contributing to our cash flow in early 2013 and mid 2014, respectively.

Our proposed acquisition of four hydroelectric plants in the southeastern U.S. received regulatory approval in the quarter, and we expect to close on the transaction by year end, adding 378 megawatts to our total capacity of approximately 5,000 megawatts. Over the past two years, we have allocated a total of $2 billion of capital to this sector, increasing our renewable power generating capacity by 25%.

Private Equity

We recently closed our third private equity fund with $1 billion of committed capital. Our private equity strategy is to invest in sectors that we know well, and to invest at a discount to the intrinsic value of the assets acquired. Recently, we expanded our private equity focus to include Europe, where banks are shedding loans and assets.

Virtually all of our private equity investments, which are dependent on U.S. housing, generated improved results during the quarter. This included our investments in our publically listed oriented strandboard businesses (a synthetic panelboard used in residential and commercial construction), which are experiencing solid financial results and significant increases in their share prices. Our investments related to natural gas markets are still being affected by excess gas supply brought on by the success of shale gas in the U.S., but we remain positive about the future for these businesses.

4    BROOKFIELD ASSET MANAGEMENT

We recently formed a partnership with Berkshire Hathaway where we have joined forces to operate our housing brokerage operations in the United States. This business will be rebranded Berkshire Hathaway HomeServices and will benefit from both the Berkshire brand and the recovering market for U.S. housing. We will continue to own 100% of our non-U.S. home brokerage businesses, as well as our global executive relocation business, which with the addition of the Prudential business last year, is now the second largest operation of this type in the world.

U.S. Residential Recovery

Our investing generally revolves around themes. For example, our current theme is that we are working with good companies who are otherwise caught up in the European debt situation to recapitalize their businesses. In this regard, during the past year we have invested capital into opportunities at six European companies, mostly acquiring assets that they owned elsewhere in the world.

During 2009, one of our strategies was to invest in companies which would ultimately benefit from the U.S. housing recovery. The good news is that the housing recovery appears to be underway and our investments geared to housing should benefit disproportionately. This includes our U.S. and Canadian land development and housing operations, two entities controlled and led by us which produce oriented strandboard a number of private equity investments which supply the industry, and our timber as well as housing brokerage operations.

All together we have $5 billion of capital dedicated to these investments, with our proportionate share being approximately $3 billion. Currently our share of these investments generates $300 million of annual cash flow but we estimate that if we had owned all of these operations in 2007, they would have generated closer to $1 billion of annual cash flow. We believe that normalized U.S. housing sales will be 1.2 to 1.4 million units.

Extrapolating 70% of the peak earnings, these businesses should generate $1.4 billion, of which about 70% or $1 billion of that would accrue to us as investors, and the balance to our fund partners and other investors. This is an increase of three times from the reported annual cash flows of $300 million generated from these operations today and therefore could be very meaningful to us over the next few years. Granted this recovery will not occur over night, but we do expect an advance towards these numbers over the next three to five years.

General Growth Properties (“GGP”)

Recently, an 8% shareholder of GGP published letters to the board of directors of GGP seeking, among other things, a sale of the company and making a number of comments related to Brookfield’s interest in GGP. As such, we thought it appropriate to highlight a few points for you.

Before turning to the specific point of a sale of the company, it should be noted that operationally, GGP is doing exceptionally well and that the investment we made on your behalf has more than doubled over a very short time resulting in over $4 billion of profit for you and our clients. More importantly, we believe there is more to come as the results of most of the reorganization undertaken over the past two years will only start to bear fruit in 2014/2015.

For background, GGP is the second largest owner of regional shopping malls in the United States. It owns 129 major retail centres, 70 of those by industry standards are among the very best in the country. These are incredibly well located assets supported by a highly desirable customer base, which each day become more valuable.

GGP is currently performing extremely well and we believe GGP is positioned for superior growth over the next five years versus any comparable retail mall investment. This is largely due to the company’s new management team and their exceptional leasing progress, which has led to increasing occupancy and higher rents. In addition, the management team has identified a significant number of high return redevelopment opportunities which should further enhance value.

GGP started its recovery less than two years ago and the company is only beginning to turn around. The strategy that GGP is now following holds the promise of enormous upside potential over the next three to five years. A sale of GGP or any exchange of its shares for another retail company could dilute the impact of the embedded growth in GGP’s earnings and cash flows, and while it is not out of the question in the future, it is highly premature today.

Q3 2012 INTERIM REPORT  5

Our investment approach is based on our strategic view that we should focus (and make any sale decision) not just on an investment’s short-term internal rate of return, but also on maximizing the total returns we achieve from the investments we make, which may result in a longer term hold.

A sale of GGP at this stage of its recovery would be contrary to the compound return theory of investing and instead subscribe to the theory that generating short-term premiums on assets and moving to the next investment is better. And, while some investors have had tremendous success with this strategy, it simply is not ours. This is largely because once the short-term premium is received, then an investor must find an equivalent asset in which to invest. We have found that comparable type franchises of similar scale are not that easy to find, and hence the premium received in the short term does not compensate for the disruption of compounding returns over the longer term.

This does not mean we should never sell. What it does mean is that as the underlying company grows in value, the corresponding premium which shareholders receive when they do sell also grows and is available to be captured at the time shareholders decide to sell the company. In the case of GGP, where the embedded growth is not yet reflected in the share price, the premium which could be realized at a future date will, in all likelihood, be far more significant than what would be achieved in a sale today.

During GGP’s restructuring, Brookfield agreed to become the cornerstone investor of GGP, which accorded Brookfield the right to own up to 45% of GGP. This and other terms were approved by the board of directors of GGP, Pershing Square, the U.S. bankruptcy court, and other stakeholders. Furthermore, Brookfield was also granted the right to maintain our ownership should GGP raise capital by selling additional equity. Subject to securities laws, there are no restrictions on when, or how, Brookfield can increase its ownership to 45%. We have honoured and will continue to honour this agreement and we believe increasing our interest in GGP as we have done in the past 18 months is a tangible demonstration of our confidence in the company’s future success. Lastly, and as a main tenet of the major investment we made to ensure GGP was successfully restructured, we have the right to vote all of our shares in any shareholder vote should one ever be presented to shareholders.

In summary, we believe a sale of GGP at this point would substantially undervalue GGP’s future potential. With GGP’s exceptional high quality property portfolio, positive outlook for cash flow growth and vast redevelopment opportunities, we believe that the best way to maximize value for all GGP shareholders is to provide the company with the opportunity to realize its full potential without disruption, and should we be required to, we intend to vote our shares accordingly.

Brookfield Property Partners (“BPY”)

We hope to complete the distribution of BPY units to you by year end. We encourage you to read all of the materials on BPY so that you can make an informed decision before you decide to hold or sell your shares. There is a prospectus filed with the SEC in the U.S. and OSC in Canada and supplemental materials on our website, so you can further increase your knowledge of what we are doing.

In the simplest terms, BPY is a spin-off to you of a direct interest in our very successful property business, which we have all benefited from over the past 20 years. This business has generated a compound annual growth rate of 15% since 1989 (23 years) and we see no reason why BPY should not continue to generate these types of returns in the future. In fact, with renewed access to pure-play capital, and with our more mature global franchise, we could probably make the argument that our returns should be even better.

Our property business today is large, but highly focused on using our competitive advantages of scale and operating expertise to opportunistically acquire and surface value from high quality real estate on a global basis. We intend to use these advantages to make BPY one of the best property investments in the capital market.

Until investors have time to share our vision of where we are going to take this business, we have decided to pay out a larger amount of the initial cash flow than we normally might distribute to shareholders. This should ensure that even in the early stages of launch of the company that we find an attractive shareholder base.

We encourage you to retain your shares of BPY, and if you have some extra cash, add to your holdings. Management has a substantial ownership position in Brookfield and intend to keep their BPY shares, and depending on the trading price, will add to these BPY holdings

6    BROOKFIELD ASSET MANAGEMENT

Summary

We remain committed to our objective of investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn solid cash returns on equity and potential upside from appreciation, while emphasizing downside protection of the capital employed. With interest rates low, real assets continue to offer attractive options for investment portfolios.

The primary objective of the company, as always, is to generate increased cash flows and, as a result, higher intrinsic value over the longer term on a per share basis.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to discuss or share with us.

J. Bruce Flatt

Chief Executive Officer

November 9, 2012

Q3 2012 INTERIM REPORT  7

CONTENTS OF MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

PART 1 – BASIS OF PRESENTATION

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and, accordingly, much of the financial information in this Report is based on, or derived from, measures prepared under IFRS. We utilize the U.S. dollar as our standard reporting currency.

This Report also makes reference to Total Return, Funds From Operations (“funds from operations” or “FFO”), Net Invested Capital and Intrinsic Value, all on a total and per share basis. Management uses these metrics as key measures to evaluate performance and to determine the net asset value of its businesses. These measures are not generally accepted measures under International Financial Reporting Standards (“IFRS”) and may differ from definitions used by other companies.

Total Return represents the amount by which we increase the intrinsic value of our common equity and is our most important performance metric. Our objective is to earn in excess of a 12% annualized total return on the intrinsic value of our common equity, when measured over the long term. We define Total Return to include funds from operations plus valuation gains or losses.

Our intrinsic value has two main components:

•

The value of the capital invested in our funds and operations, that is attributable to Brookfield shareholders. This measure is derived from the appraised value of our net assets as reported in our financial statements, with adjustments to eliminate deferred income taxes and revalue the assets which are not otherwise carried at fair value in our financial statements. We refer to this as Net Invested Capital and use this basis of presentation throughout the managements’ discussion and analysis; and

•

The value of our asset management franchise. Asset management franchises are typically valued using multiples of fees or assets under management. We have provided an assessment of this value, based on our current capital under management, associated fees and potential growth. We refer to this as Asset Management Franchise Value.

The total of these two components is what we refer to as our Intrinsic Value.

The foregoing does not include our overall business franchise, which to us represents our ability to maximize values based on our extensive operating platforms and global presence, our execution capabilities, and relationships which have been established over decades. This value has not been quantified and is not reflected in our calculation of Intrinsic Value but may be the most valuable part of our business.

We provide additional information on how we determine Total Return, Funds From Operations, Net Invested Capital and Intrinsic Value in the balance of this document. We provide reconciliations between Common Equity to Net Invested Capital and to Intrinsic Value on page 14, funds from operations and net income attributable to Brookfield Shareholders on page 30, as well as Total Return to Comprehensive Income on pages 30, 39, 40, 51 and 52. In addition, the key terminology which we use are fully described on pages 78 to 80 of our December 31, 2011 Annual Report.

8    BROOKFIELD ASSET MANAGEMENT

PART 2 – OVERVIEW

FINANCIAL RESULTS

Total Return for Brookfield shareholders was $578 million, or $0.92 per share, which brings our Total Return for the nine months of 2012 to $1.6 billion, or $2.48 per share. Total Return includes our share of funds from operations (“FFO”), which was $282 million for the quarter, as well as $328 million of valuation gains; less $32 million of preferred share dividends.

FFO totalled $723 million on a consolidated basis, of which $282 million (or $0.40 per share) accrued to Brookfield shareholders, compared to $241 million of FFO for Brookfield shareholders in the 2011 quarter. The increase in FFO from the prior year reflects improved operating performance and economics in most of our core operations, including increased cash flows in our property operations and the impact of increased housing activity in the United States on operations within our private equity group. We did, however, experience water flows in our renewable power operations that were well below long-term average, leading to a reduction in FFO from this segment, and we incurred a $34 million charge on the early redemption of corporate debt which was refinanced with lower cost long-term debt. The comparative quarter in 2011 reflected more normalized hydroelectric generation levels and $50 million of mark-to-market losses on investment positions.

The valuation gains of $328 million (or $0.52 per share) included in Total Return during the current quarter include fair value changes recorded in net income and other comprehensive income, as well as changes in incremental values that we record in respect of items not otherwise revalued in our financial statements. These reflect continued increases in commercial property valuations and housing related private equity investments.

The intrinsic value of our common equity was $42.86 per share at September 30, compared to $40.99 at the beginning of the year, and $41.81 at June 30. The increase in the third quarter reflects the total return generated during the period and the positive impact of stronger foreign exchange rates on non-U.S. operations, partially offset by common equity dividends.

Consolidated net income was $872 million, of which $334 million (or $0.48 per share) accrued to Brookfield shareholders. Net income includes FFO as well as non-cash revaluation items such as accounting depreciation and changes in the appraised values of commercial properties. This compares to $253 million for Brookfield shareholders (or $0.36 per share) in the third quarter of 2011.

OPERATING HIGHLIGHTS

We continued to expand our asset management franchise with both listed and private entities.

Investors are increasing their allocations of capital to investment strategies that we employ and we continue to expand our flagship listed issuers and private funds. Committed and invested client capital of our listed issuers and private funds increased by $4.3 billion or 19% since year end. Quarterly highlights include the successful first close on one private fund and the final closes on two private funds focused on private equity and multifamily residential. We are in the midst of capital campaigns for a number of private funds seeking a further $5 billion of third party capital. We hope to launch our third flagship listed entity, Brookfield Property Partners, by the end of the fourth quarter and expect it to rank as one of the largest and highest quality listed global public property businesses.

We generated $7.8 billion of capital since June 30 through asset sales, equity issuance, fund formations and debt financings, and a total of $20.1 billion year to date.

We are improving our liquidity and lowering our financing costs with the benefit of supportive credit markets, low coupon rates and continued investor interest in companies that produce stable cash flows and growth. We continue to see opportunities to refinance at attractive rates, which lowers our cost of capital, extends term and funds new growth initiatives.

We continued to invest in high quality assets in our major operating businesses, increasing the capital deployed by both our listed entities and private funds. We also completed a number of organic growth initiatives that increased the value of our assets and the associated cash flows.

We announced or completed acquisitions and capital expansions totalling $4.7 billion in the quarter, deploying $2.7 billion of equity capital on behalf of clients and Brookfield shareholders. More importantly, we believe these new businesses have significant growth potential. Assets that we acquired over the past three years are now making significant contributions to our cash flow.

Q3 2012 INTERIM REPORT  9

OPERATING RESULTS

The following table presents total return on a segmented basis for the three months ended September 30, 2012:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Asset Management[1]	Property[2]	Renewable Power	Infrastructure	Private Equity	Corporate	Total 2012	Total 2011

Total revenues	$1,179	$1,120	$223	$483	$1,668	$28	$4,701	$4,423

Funds from operations
Net operating income[3]	146	592	100	278	225	–	1,341	1,186
Investment and other income	–	106	5	12	15	1	139	46

	146	698	105	290	240	1	1,480	1,232
Interest expense	–	257	99	92	66	89	603	615
Operating costs	–	30	–	4	–	94	128	115
Current income taxes	–	2	(1)	6	19	(1)	25	25
Non-controlling interests	–	215	6	137	84	–	442	236

Total funds from operations	146	194	1	51	71	(181)	282	241

Valuation gains
Included in IFRS statements[4]
Fair value changes	–	570	(55)	(26)	(16)	9	482	(150)
Depreciation and amortization	(8)	(76)	(119)	(60)	(61)	(3)	(327)	(224)
Non-controlling interests	–	(233)	47	67	26	(7)	(100)	(76)
Not included in IFRS statements
Incremental values	85	–	90	20	75	–	270	450
Other gains	–	2	–	–	1	–	3	(5)

Total valuation gains	77	263	(37)	1	25	(1)	328	(5)

Preferred share dividends	–	–	–	–	–	(32)	(32)	(26)

Total Return	$223	$457	$(36)	$52	$96	$(214)	$578	$210

– Per share							$0.92	$0.34

1.	Excludes $96 million unrealized performance fees which are included in incremental values
2.	Disaggregation of property segment into office, retail and other is presented on page 43
3.	Includes funds from operations from equity accounted investments of $154 million (2011 – $167 million)
4.	Includes items in Consolidated Statements of Operations, Comprehensive Income and Changes in Equity

The following table reconciles total return for the three months ended September 30, 2012 and 2011 to our IFRS financial statements:

	Total		Net[1]
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2012	2011	2012	2011
Net Income	$872	$716	$334	$253
Other Comprehensive Income (loss)	216	(2,403)	59	(1,382)

Comprehensive Income (loss)	1,088	(1,687)	393	(1,129)
Remove:
Foreign currency translation (gains) losses[2]	(317)	1,828	(132)	956
Deferred income tax[3]	105	(44)	74	(77)

	876	97	335	(250)
Associated non-controlling interest	(541)	(347)	–	–

	335	(250)	335	(250)
Fair value changes not included in Comprehensive Income[4]	275	486	275	486

	610	236	610	236
Less: preferred share dividends	(32)	(26)	(32)	(26)

Total return to Brookfield shareholders	$578	$210	$578	$210

1.	Excludes amounts attributable to non-controlling interests
2.	Included in Other Comprehensive Income
3.	Included in both Net Income and Other Comprehensive Income
4.	Includes incremental values (non-IFRS items) and items charged directly to equity in IFRS financial statements

10    BROOKFIELD ASSET MANAGEMENT

Summary Review of Total Return

The tables below present FFO and valuation gains, which together comprise our total return, on a segmented basis for both the quarter ended and on a year-to-date basis, which facilitates the following summarized review of our operating results:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Funds from Operations		Valuation Gains		Total Return
	2012	2011	2012	2011	2012	2011
Asset management activities	$146	$124	$77	$(162)	$223	$(38)

Invested capital
Real asset limited partner and other interests
Property	194	154	263	343	457	497
Renewable power	1	67	(37)	(51)	(36)	16
Infrastructure	51	42	1	144	52	186

	246	263	227	436	473	699

Private equity and investments
Private equity	71	25	25	(54)	96	(29)
Investment and other income	1	9	(1)	(225)	—	(216)

	72	34	24	(279)	96	(245)

Unallocated interest and operating costs[1]
Interest	(89)	(86)	—	—	(89)	(86)
Operating costs and taxes	(93)	(94)	—	—	(93)	(94)

	(182)	(180)	—	—	(182)	(180)

Preferred share dividends	n/a	n/a	n/a	n/a	(32)	(26)

Total	$282	$241	$328	$(5)	$578	$210

Per share[2]	$0.40	$0.35	$0.52	$(0.01)	$0.92	$0.34

1.	Not allocated to specific activities
2.	FFO and total return per share results are net of preferred share dividends

FOR THE NINE MONTHS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Funds from Operations		Valuation Gains		Total Return
	2012	2011	2012	2011	2012	2011
Asset management services	$335	$299	$176	$(122)	$511	$177

Real asset limited partner and other interests
Property	529	388	842	1,115	1,371	1,503
Renewable power	89	193	(42)	123	47	316
Infrastructure	154	148	(8)	164	146	312

	772	729	792	1,402	1,564	2,131

Private equity and investments
Private equity	156	177	(15)	(163)	141	14
Investment and other income	102	101	(107)	(344)	(5)	(243)

	258	278	(122)	(507)	136	(229)

Interest and operating costs[1]
Interest	(268)	(256)	—	—	(268)	(256)
Operating costs and taxes	(288)	(269)	—	—	(288)	(269)

	(556)	(525)	—	—	(556)	(525)

Preferred share dividends	n/a	n/a	n/a	n/a	(94)	(77)

Total	$809	$781	$846	$773	$1,561	$1,477

Per share[2]	$1.13	$1.13	$1.35	$1.24	$2.48	$2.37

1.	Not allocated to specific activities
2.	FFO and total return per share results are net of preferred share dividends

Q3 2012 INTERIM REPORT  11

Funds From Operations

We generated increased FFO compared to the prior year throughout most of our businesses, with the exception of our renewable power operations which were negatively impacted by particularly low water flows.

•	Our asset management operations, including our construction and property services businesses, contributed $146 million of FFO, a $22 million increase or 18% over the same period in 2011.

Base management fees increased by 29% to $63 million during the quarter, reflecting the continued growth of our fee bearing capital and increased fees on capital raised. We also earned $101 million of performance based income from our listed entities and private funds, although this is almost entirely deferred for financial statement purposes. Investment banking and transaction fees declined by $22 million as the prior period included a particularly large success fee of $20 million.

Property services FFO increased by $24 million reflecting the contribution of operations which were acquired in 2011 and increased levels of housing activity in the United States.

•

The contribution from our primary real asset businesses (property, renewable power and infrastructure) was $246 million for the third quarter, a decline of $17 million compared to 2011, due to lower renewable power FFO.

Property operations increased their contribution by $40 million. Office properties FFO increased by $16 million, due primarily to an increased distribution from our UK property operations and a 2% increase in same property net operating income. Retail properties FFO increased by $9 million reflecting continued strength in U.S. operations. FFO from other property operations increased by $15 million due to investment gains and the contribution from recently acquired properties.

The contribution from our renewable power operations declined by $66 million, mostly because hydroelectric generation was 30% below long-term averages. We experienced abnormally dry conditions in several of our North American regions whereas generation in the third quarter of 2011 was only slightly below average. We estimate that FFO would have been $56 million higher in 2012 had long-term average generation been achieved.

Infrastructure FFO increased by $9 million. The positive impact of acquisitions and capital expansions on our utility, transport and energy businesses was partially offset by lower timber sales.

•

Private equity, investment and other income, which tends to be more variable in nature, contributed $72 million for the third quarter compared to $34 million in the 2011 quarter. Private equity FFO increased by $46 million, largely due to the impact of improved pricing and volumes in our industrial and wood products operations. Investment and other income remained relatively constant; however the current quarter included a $34 million charge arising from the premium paid on the early redemption of June 2014 corporate bonds that we refinanced with 4.55% notes due in 2023. The prior period included $50 million of portfolio valuation losses which offset other investment income and gains.

12    BROOKFIELD ASSET MANAGEMENT

Valuation Gains

Valuation gains include adjustments to the carrying values of our assets such as changes in appraised values, depreciation and changes in values of financial contracts. The majority of these items are recorded in our financial statements as components of net income or other comprehensive income. We also record “incremental value” adjustments to report changes in values that are not otherwise reflected in our financial statements. Valuation gains contributed $328 million to Total Return during the 2012 quarter compared to a net valuation loss of $5 million in the third quarter of 2011.

The following table allocates valuation gains recorded in our IFRS statements, net of non-controlling interests, which totalled $58 million and changes in incremental values ($270 million positive) among the various categories and operating segments.

THREE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Corporate	Total

Appraisal gains	$–	$305	$–	$2	$70	$–	$377
Performance income	85	–	–	–	–	–	85
Depreciation	(8)	(8)	–	–	(31)	(2)	(49)
Power sales contracts	–	–	(34)	–	–	–	(34)
Interest rate contracts	–	(7)	(3)	(2)	–	(8)	(20)
Capital markets	–	(10)	–	1	(4)	10	(3)
Other items	–	(17)	–	–	(10)	(1)	(28)

	$77	$263	$(37)	$1	$25	$(1)	$328

•

Appraisal gains totalled $377 million, with approximately $190 million relating to the impact of lower capitalization rates and higher cash flows within our commercial office and retail properties and $115 million of net gains in our opportunistic, finance and development assets. We also recorded $70 million of net gains primarily on our publicly listed industrial and wood product operations based on improved operating performance and prospects, as was reflected in increased stock market prices. The majority of our renewable power and infrastructure assets are revalued only at year-end.

•

Accumulated performance based income attributable to our private funds that is not reflected in FFO increased by $96 million prior to $11 million associated costs, and is recorded in incremental values.

•

Depreciation and negative fair value changes on long-term power sales agreements in our IFRS results included $97 million and $44 million, respectively, relating to assets that are revalued annually. We have recorded offsetting amounts in the incremental values relating to our renewable power and infrastructure assets to defer the impact of these items until the assets are revalued at year-end. The resultant amounts for depreciation ($49 million) and power sales contracts ($34 million) relate to other depreciable assets and short-term power contracts, respectively.

•

The continued decline in interest rates reduced the value of existing contracts that lock in the component of benchmark interest rates for future financings, reducing valuation gains by approximately $20 million. The majority of these contracts relate to the U.S. 10-year bond which yielded 1.63% at period end, compared to 1.64% at the beginning of the period.

Q3 2012 INTERIM REPORT  13

Change in Intrinsic Value

The following tables summarize and allocate the changes in the intrinsic value of our common equity during the third quarter and and nine months ended September 30, 2012:

THREE MONTHS ENDED SEP. 30, 2012 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Asset Management Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate	Total	Per Share

Total return	$223	$457	$(36)	$52	$96	$(214)	$578	$0.92
Foreign currency revaluation	3	117	42	24	15	(26)	175	0.27
Common equity/issued net	–	–	–	–	–	12	12	–
Capital (returned) invested	(161)	(110)	(9)	111	9	74	(86)	(0.14)

Change in intrinsic value	65	464	(3)	187	120	(154)	679	1.05
Intrinsic value – beginning of period	2,426	12,142	7,717	2,595	4,510	(2,804)	26,586	41.81

Intrinsic value – end of period	$2,491	$12,606	$7,714	$2,782	$4,630	$(2,958)	$27,265	$42.86

NINE MONTHS ENDED SEP. 30, 2012 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Asset Management Services	Property	Renewable Power	Infrastructure	Private Equity	Corporate	Total	Per Share

Total return	$511	$1,371	$47	$146	$141	$(655)	$1,561	$2.48
Foreign currency revaluation	(16)	95	(26)	(21)	(128)	22	(74)	(0.21)
Common equity/repurchased net	–	–	–	–	–	(66)	(66)	0.01
Capital invested (returned)	(278)	31	(284)	57	87	133	(254)	(0.41)

Change in intrinsic value	217	1,497	(263)	182	100	(566)	1,167	1.87
Intrinsic value – beginning of period	2,274	11,109	7,977	2,600	4,530	(2,392)	26,098	40.99

Intrinsic value – end of period	$2,491	$12,606	$7,714	$2,782	$4,630	$(2,958)	$27,265	$42.86

The intrinsic value of our common equity increased by $679 million during the quarter, bringing the year-to-date increase to $1,167 million. The largest contributor was total return at $578 million for the quarter and $1,561 million year-to-date which, in turn, originated primarily within our property operations. Changes in foreign currency rates increased the values of non-U.S. capital by $175 million in the third quarter; the year-to-date impact is a decline of $74 million. We monetized a portion of the capital invested in our power operations during the first nine months of 2012 and distributed $86 million of dividends on common equity during the quarter ($254 million year-to-date), which are reflected in “capital (returned) invested”.

The following table reconciles common equity per our IFRS financial statements to Net Invested Capital and Intrinsic Value:

	2012		2011
AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share
Common equity per IFRS financial statements	$17,212	$27.58	$16,743	$26.77
Add back deferred income taxes[1]	2,308	3.51	2,255	3.42
Incremental values	3,495	5.31	2,850	4.33

Net invested capital	23,015	36.40	21,848	34.52
Asset management franchise value	4,250	6.46	4,250	6.47

Total intrinsic value	$27,265	$42.86	$26,098	$40.99

1.	Net of non-controlling interests

Incremental values increased by $645 million ($270 million in the third quarter) to $3.5 billion. The deferral of accounting depreciation on our renewable power and infrastructure operations represented $325 million and $97 million, respectively, of the year-to-date and third quarter increases, and will be eliminated at year end when the assets are revalued. Changes in incremental values are discussed throughout the Interim Report. The value attributed to our asset management franchise was unchanged at $4.25 billion. We describe how we determine the value of our asset management franchise in our 2011 Annual Report.

14    BROOKFIELD ASSET MANAGEMENT

FINANCIAL POSITION

The following table presents Assets Under Management (“AUM”), Consolidated Assets and Invested Capital at September 30, 2012 and at the end of 2011 for comparative purposes. Invested Capital represents the capital that we have invested in our various activities on a deconsolidated basis, consistent with the Deconsolidated Capitalization presented in the table on page 27. Summarized balance sheets by segment are presented on page 42.

	Assets Under Management[1]		Consolidated Assets[2]		Invested Capital
AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011

Operating platforms
Property
Office	$36,708	$32,848	$28,710	$26,478	$5,715	$5,493
Retail	45,203	41,778	8,280	7,444	5,578	4,625
Opportunity, finance and development	14,592	16,571	8,753	6,219	1,313	991

	96,503	91,197	45,743	40,141	12,606	11,109
Renewable power	17,814	17,758	16,977	16,614	7,714	7,977
Infrastructure	21,350	19,258	15,906	13,532	2,782	2,600
Private equity	26,038	25,343	13,634	13,035	4,630	4,530
Services activities	3,026	3,326	3,011	2,946	2,491	2,274
Cash and financial assets	2,153	1,975	2,153	1,975	1,419	1,461
Other assets[2]	1,619	1,481	845	669	845	669
Asset management franchise value	n/a	n/a	n/a	n/a	4,250	4,250

	$168,503	$160,338	$98,269	$88,912	$36,737	$34,870

1.	Excludes incremental values of $3.5 billion (December 31, 2011 – $2.85 billion), asset management franchise value and deferred tax assets
2.	Excludes $1,870 million (December 31, 2011 – $2,110 million) of deferred tax assets

AUM increased by $8.2 billion during the first nine months of 2012 to $168.5 billion at September 30, 2012. Property assets accounted for $5.3 billion of the increase, which included an additional $3.9 billion of office assets due to acquisitions, developments, and valuation increases; a $3.4 billion increase in the carrying value of retail assets; and a $2.0 billion decrease in opportunity, finance and development assets. We also added $2.1 billion of assets to our infrastructure operations through acquisition and capital expansion activities.

Consolidated assets, excluding deferred taxes, increased by $9.4 billion during the first nine months to $98.3 billion at quarter end. Property assets increased by $5.6 billion and infrastructure assets by $2.4 billion, in each case due to acquisitions, developments and improved valuations.

Invested capital increased by $1.9 billion to $36.7 billion. The increase occurred almost entirely within our property operations and reflects the total return achieved over the first nine months.

We have announced or completed acquisitions and capital expansions totalling $8.5 billion in the first ten months of 2012, including $7.5 billion of acquisitions and $1.0 billion of capital expansions. Net equity deployed was $5.5 billion, of which $2.2 billion was funded by private fund clients and the balance funded primarily by our operating platforms.

The increase in consolidated assets was funded primarily with an increase in borrowings, working capital liabilities and non-controlling interests of $4.8 billion, $1.3 billion and $2.5 billion, respectively. The borrowings included $0.5 billion at the corporate level and the remaining $4.3 billion was non-recourse subsidiary and asset specific borrowings. The increase in invested, or deconsolidated, capital of $1.9 billion during the first nine months of 2012 reflects the $1.2 billion increase in intrinsic value discussed on page 14, the issuance of $0.6 billion of preferred equity and a $0.1 billion increase in liabilities. We review our capitalization in Part 4.

Q3 2012 INTERIM REPORT  15

PART 3 — REVIEW OF OPERATIONS

ASSET MANAGEMENT SERVICES

Asset management and other services contributed a total return of $223 million (2011 – loss of $38 million), which includes funds from operations of $146 million (2011 – $124 million) and valuation gains of $77 million (2011 – reductions of $162 million). Valuation gains in the current quarter reflect an increase in accumulated carried interests that have not yet been recorded in the net income.

	Net[1]		Total
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2012	2011	2012	2011
Base management fees[2]
Listed issuers	$23	$13	$39	$20
Private funds and public securities	40	36	51	48

	63	49	90	68
Performance based income[2]
Incentive distributions	4	2	4	2
Carried interest	97	(173)	138	(247)
Investment banking and transaction fees[2]	12	34	12	34

	176	(88)	244	(143)
Less: deferred recognition of performance income[2,3]	(96)	173	(137)	247

Asset management revenues[2]	80	85	$107	$104

Construction and property services, net of direct expenses	66	39

Funds from operations	146	124
Valuation gains	77	(162)

Total return	$223	$(38)

1.	Excludes fees earned in respect of Brookfield capital
2.	Revenues
3.	Performance income that is deferred into future periods for IFRS purposes until clawback provisions expire

Asset management revenues derived from client capital, including deferred performance income, totalled $176 million during the quarter which reflects the continued growth of our fee bearing capital under management. Base management fees increased by 29% to $63 million compared to $49 million in the 2011 quarter. Annualized base management fees on client capital totalled $235 million ($355 million on a total basis), which represents an increase of $10 million over the last three months and $35 million from year end. The majority of the increase is attributable to the expansion of our flagship listed infrastructure and power partnerships and capital raised in our unlisted private equity and real estate funds.

We generated $97 million of carried interests during the quarter; however, $96 million of this is deferred for financial statement purposes until any clawback or redetermination period has expired. This brings the total amount of accumulated unrecognized performance returns on client capital to $643 million, prior to associated accrued expenses of $58 million. We include the accumulated deferred amount within incremental values, along with the associated costs.

We recorded $4 million of incentive distributions, which now represent $16 million on an annualized basis. These are earned from our listed infrastructure entity reflecting our participation in the increased distribution to unit holders.

We generated $12 million of investment banking and transaction fees in the quarter. The $34 million earned in the 2011 quarter included a $20 million success fee.

16    BROOKFIELD ASSET MANAGEMENT

Construction and property services contributed funds from operations of $66 million after direct expenses compared to $39 million in 2011. Construction FFO was $33 million, representing a 10% increase over the $30 million recorded in the 2011 quarter. The construction margin for the quarter was 8.2%, in line with the margin in 2011. Our construction work in hand totals $5.0 billion at the end of the third quarter and represents approximately 1.6 years of scheduled activity. We expanded our operations to Canada during the year and continue to pursue and secure new projects which should position us well for future growth. The following table summarizes the work-in-hand:

AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Australasia	$3,295	$3,091
Middle East	728	533
United Kingdom	932	1,780
Canada	6	–

	$4,961	$5,404

Our property services businesses contribution increased from $9 million to $33 million in the current quarter. The increase is primarily attributable to the expansion of our U.S. based real estate services operations through an acquisition in late 2011. We merged our U.S. residential brokerage operations in October to form an industry leading joint venture and will continue to build our relocations services business which ranks as the second largest global provider of these services.

Capital under management increased by $0.4 billion to $50.8 billion from $50.4 billion at the beginning of the year. This reflects the continued expansion of our listed and unlisted funds and includes $2.6 billion of new commitments offset by the cessation of a joint venture in our public securities operations. The following table summarizes the capital managed for clients and co-investors:

	Sep. 30, 2012
	Fee Bearing			Other
AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	Private Funds	Listed Issuers	Public Securities	Listed Entities	Total		Dec. 31, 2011

Property	$8,639	$2,299	$1,560	$5,956		$18,454		$19,683
Renewable power	587	3,129	–	–		3,716		2,456
Infrastructure	5,526	5,273	1,147	–		11,946		10,561
Private equity	1,927	–	12,041	2,731		16,699		17,693

September 30, 2012	$16,679	$10,701	$14,748	$8,687		$50,815	$	n/a

June 30, 2012	$17,577	$9,770	$14,365	$8,275		$49,987	$	n/a

December 31, 2011	$15,689	$7,385	$19,833	$7,486	$	n/a		$50,393

During the quarter we raised $0.4 billion of private fund commitments, successfully completed the fundraising for our third follow-on private equity fund, and began investing capital for our global real estate opportunity fund. The completion of the investment phase of a Canadian distress lending fund resulted in a decrease in our uninvested capital of $1.3 billion. We continue to place a high priority on investing our clients’ capital wisely and returning it to them if satisfactory opportunities do not arise. The $16.7 billion of capital for private funds consists of invested capital of $11.1 billion and uninvested capital of $5.6 billion. This “dry powder” of $5.6 billion includes $2.9 billion for property investment strategies, $1.8 billion committed to infrastructure and timber strategies, and $0.9 billion for private equity and lending; and is available for an average term of three years. The funds have an average remaining term of nine years.

Listed issuer capital increased to $10.7 billion, representing a $0.9 billion increase in the quarter and $3.3 billion on a year-to-date basis. The increase is primarily due to value appreciation in the public floats of our two flagship listed entities: Brookfield Infrastructure Partners and Brookfield Renewable Energy Partners. We hope to complete the distribution of equity in our new property partnership, named Brookfield Property Partners, to shareholders later in the fourth quarter. In August 2012, Brookfield Infrastructure issued approximately $500 million ($355 million to clients) of limited partnership units, further increasing our fee bearing capital under management and our incentive distributions.

We remain active in raising new funds and are currently seeking approximately $5 billion of additional third party capital for a number of funds that we hope to close over the balance of 2012 and 2013. This capital, together with the formation of Brookfield Property Partners and continued expansion of our other listed entities, would enable us to continue to increase our fee bearing capital and the associated base management fees and performance income.

Q3 2012 INTERIM REPORT  17

PROPERTY OPERATIONS

Our property segment includes our office and retail operations as well as our opportunistic investments, real estate finance and commercial property development activities.

The following table presents a summary of our financial results. More detailed analysis is presented on page 43.

	Net Invested Capital		Funds from Operations		Valuation Gains		Total Return
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Sep. 30 2012	Dec. 31 2011	2012	2011	2012	2011	2012	2011
Office properties	$5,715	$5,493	$97	$81	$38	$83	$135	$164
Retail properties	5,578	4,625	69	60	130	274	199	334
Opportunity, finance, and development	1,313	991	28	13	95	(14)	123	(1)

	$12,606	$11,109	$194	$154	$263	$343	$457	$497

Virtually all of these operations will be held through Brookfield Property Partners upon its final launch.

Office Properties: Office properties contributed $97 million in FFO during the third quarter. FFO during the 2011 period was $81 million.

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Existing Properties[1]		U.S. Office Fund		Acquired, Developed and Sold		Total
	2012	2011	2012	2011	2012	2011	2012	2011
Net operating income
United States	$99	$97	$78	$54	$27	$7	$204	$158
Canada	67	64	–	–	6	1	73	65
Australasia	84	83	–	–	10	–	94	83
United Kingdom	8	8	–	–	–	–	8	8

	258	252	78	54	43	8	379	314
Currency variance	–	3	–	–	–	–	–	3

	258	255	78	54	43	8	379	317
Equity accounted investments[2]	17	15	9	17	–	13	26	45

Net operating income	275	270	87	71	43	21	405	362
Investment income	4	3	–	–	7	8	11	11
Canary Wharf dividend	31	16	–	–	–	–	31	16
Interest expense	(153)	(158)	(38)	(37)	(19)	(1)	(210)	(196)
Operating costs	(20)	(16)	(5)	(4)	–	–	(25)	(20)
Non-controlling interests	(69)	(64)	(27)	(18)	(19)	(10)	(115)	(92)

Funds from operations	$68	$51	$17	$12	$12	$18	$97	$81

1.	Existing properties include properties that are owned and operated throughout both the current quarter and prior quarter and exclude properties classified as redevelopment, when applicable
2.	Represents pro rata interest in funds from operations recorded by equity accounted investees

FFO from existing properties increased by $17 million to $68 million. Net operating income from existing properties increased by $6 million or 2% over prior year, prior to changes in foreign exchange rates, reflecting continued growth in “same property” rents. We received a $31 million distribution on our investment in Canary Wharf, compared to $16 million in the 2011 quarter.

We reorganized and increased our ownership interest in our U.S. Office Fund during the third quarter of 2011 to 84%, with the result that these operations are fully consolidated in the 2012 quarter, having been equity accounted for a portion of the comparative quarter and consolidated for the remaining portion. This resulted in the consolidation of net operating income from properties and equity accounted income from certain joint venture interests held within the Fund. Our share of FFO from the Fund was $17 million for the quarter, an increase over the $12 million in 2011, primarily as a result of our increased ownership level and lower notional levels of debt within the Fund.

18    BROOKFIELD ASSET MANAGEMENT

FFO from properties acquired, developed and sold during the past three months decreased by $6 million. The 2012 results reflect the acquisition of our partners’ 50% share of 4 World Financial Center in New York, resulting in the consolidation of the property, and the contribution from Brookfield Place Perth upon reaching practical completion in the second quarter of 2012. The prior year results reflect the capitalization of associated interest costs.

We recorded $38 million of valuation gains during the quarter as net property valuation gains of $60 million more than offset the impact of the continued decline in interest rates on financial contracts to lock-in low rates for future financings. The valuation gains occurred primarily in the United States, reflecting increased cash flows from current leasing activity and market rents, and Canada, reflecting improved leasing conditions and a 10 basis point compression in terminal capitalization rates.

Assets under management and consolidated assets increased by $3.9 billion and $2.2 billion, respectively, reflecting the acquisition of four office and development projects in the United Kingdom for $0.5 billion and the reclassification of our Perth development project from development into office properties in the second quarter of 2012 upon obtaining practical completion. Our invested capital increased by $222 million reflecting total return, acquisitions and currency revaluation.

We refinanced approximately $2.5 billion of property and corporate debt on a year-to-date basis, extending term by nearly three years and lowering the average interest coupon on this capital by 1.06%. In-place financings within the office business have an average interest rate and term of 5.22% and 4.0 years respectively, compared to 5.72% and 4.5 years, respectively, at December 31, 2011. Only $87 million of borrowings mature during the balance of 2012.

Leasing performance continues to be very strong with 5.6 million square feet of new leases signed to date in 2012, including 1.8 million square feet in the third quarter. The new leases include 3 million square feet of renewals and 2.6 million square feet of new leasing, which led to a reduction in our 2013-2017 rollover exposure of 210 basis points. The new lease rates were 33% higher than the expiring rents and increased our average in-place net rents to $30.31 per square foot from $29.18 per square foot at year-end on constant currency terms. We use in-place net rents as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This amount represents the amount of cash generated from leases in a given period. Occupancy decreased since year end primarily as a result of the acquisition of properties with higher vacancy rates.

					Expiring Leases (000’s sq. ft.)
AS AT SEP. 30, 2012	% Leased	Average Term	Net Rental Area	Currently Available	Remaining 2012	2013	2014	2015	2016	2017	2018 & Beyond
North America
United States	89.4%	7.3	44,973	4,768	361	5,371	3,433	2,873	2,218	2,479	23,470
Canada	97.1%	8.5	16,735	480	146	1,661	359	1,594	1,631	637	10,227
Australasia	97.7%	6.5	10,350	235	85	377	800	1,119	1,118	1,065	5,551
Europe	86.3%	10.4	905	124	6	4	1	6	93	88	583

Total/Average	92.3%	7.5	72,963	5,607	598	7,413	4,593	5,592	5,060	4,269	39,831

Percentage of total			100.0%	7.7%	0.8%	10.2%	6.3%	7.7%	6.9%	5.9%	54.5%

December 31, 2011	93.3%	7.3	100.0%	6.7%	5.3%	11.5%	6.6%	9.4%	6.9%	4.8%	48.8%

We completed the renovation of our flagship First Canadian Place office tower in Toronto, and closed over $700 million of commercial property financings, netting proceeds of approximately $300 million.

We have an attractive pipeline of development projects and continue to see a high volume of transaction activity that should enable us to monetize existing assets and redeploy capital into high quality properties that provide the opportunity to achieve greater returns over the long term.

Retail Properties: Retail properties generated a total return of $199 million for the quarter, consisting of $69 million of FFO and $130 million of valuations gains. Our share of the FFO produced by General Growth Properties (“GGP”) on an IFRS basis was $58 million compared to $52 million in the 2011 quarter.

Q3 2012 INTERIM REPORT  19

GGP’s quarterly FFO on a U.S. GAAP basis increased by 8.8% to $231 million compared to 2011, with an increase in NOI for the regional mall portfolio of 4.0%. The increase reflected continued improvement in tenant sales, which increased by 8.2% to $541 per square foot on a trailing 12-month basis. Initial rents for leases commencing occupancy in 2012 increased by 10.4% compared to the rental rate for expiring leases on a suite-to-suite basis. The leased percentage for the regional mall portfolio was 95.5% at quarter end, up 130 basis points from September 30, 2011.

We recorded valuation gains of $87 million relating to GGP that reflect a decrease in discount rates and terminal capitalization rates for our higher performing assets. This was, in turn, driven by the improved outlook for high quality retail properties and the continued strength in operating performance as demonstrated by GGP’s quarterly results and growth in tenant sales per square foot.

GGP completed $2.7 billion in property level debt financings during the third quarter of 2012. The new mortgages have a weighted average interest rate and term of 4.44% and 9.4 years, respectively, as compared to a weighted average rate of 6.11% and a remaining term to maturity of 1.2 years. The transactions generated $361 million of net proceeds.

GGP continues to actively manage its portfolio and, since year-end, acquired whole or partial interests in 3.9 million square feet for approximately $0.5 billion. GGP also disposed of 3.9 million square feet, generating $143 million of net proceeds after repayment of property level debt and closing costs.

Directly held retail properties are primarily those owned within our Australian operations and our Brazil retail fund. FFO from these operations and our 36% ownership of Rouse Properties was $11 million during the quarter. We recorded valuation gains of $43 million in connection with these portfolios, primarily reflecting decreased discount rates on our Brazilian malls.

Assets under management increased to $45.2 billion from $41.8 billion, primarily due to increased value attributable to GGP’s regional mall portfolio in addition to the acquisition of new properties. Consolidated assets, which reflect our interest in GGP on an equity accounted basis, and net invested capital each increased during the first nine months of 2012, by approximately $0.8 billion and $1.0 billion to $8.3 billion and $5.6 billion, respectively, due to valuation gains and earnings.

The following table presents the leasing profile of our retail operations:

					Expiring Leases (000’s sq. ft.)
AS AT SEP. 30, 2012	% Leased	Average Term	Net Rental Area	Currently Available	Remaining 2012	2013	2014	2015	2016	2017	2018 & Beyond

United States[1]	94.2%	5.5	60,938	3,509	1,113	5,808	6,455	5,882	5,743	6,163	26,265
Australasia	98.2%	6.8	3,038	56	60	72	68	133	794	377	1,478
Brazil	94.9%	7.1	2,800	143	423	345	301	424	302	225	637

Total/Average	94.4%	5.6	66,776	3,708	1,596	6,225	6,824	6,439	6,839	6,765	28,380

Percentage of total			100.0%	5.6%	2.4%	9.3%	10.2%	9.6%	10.2%	10.1%	42.6%

December 31, 2011	93.5%	5.3	100.0%	6.5%	10.7%	9.9%	9.5%	8.7%	9.8%	8.2%	36.7%

1.	Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements

Opportunistic, Finance and Development Activities: Total return from these activities was $123 million. The overall increase in FFO to $28 million was contributed primarily by our finance funds which completed acquisitions during 2011 and the first quarter of 2012.

	Net Invested Capital		Funds from Operations		Valuation Gains		Total Return
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Sep. 30 2012	Dec. 31 2011	2012	2011	2012	2011	2012	2011
Opportunity	$673	$429	$12	$12	$67	$(14)	$79	$(2)
Finance	349	371	16	1	(21)	–	(5)	1
Development	291	191	–	–	49	–	49	–

	$1,313	$991	$28	$13	$95	$(14)	$123	$(1)

20    BROOKFIELD ASSET MANAGEMENT

Assets under management decreased by $2.0 billion to $14.6 billion reflecting the wind-up in the first quarter of 2012 of a joint venture within our public securities operations through which we previously managed several large portfolios of real estate related securities. Consolidated assets increased by $2.5 billion, reflecting acquisitions, while net invested capital increased from $1.0 billion to $1.3 billion, reflecting our share of the equity capital committed to acquisitions, less distributions and completion of developments. Development activities were largely funded with construction financing.

We reached practical completion of our office project in Perth and reclassified the property to office properties in the second quarter of 2012. In addition, we announced the launch of Bay Adelaide East, a one million square foot office property in Toronto during the second quarter of 2012.

We committed to acquire an approximately $870 million industrial property business with assets in the southwestern U.S. and Mexico. We also increased our interest in a flagship development property, 100 Bishopsgate, in the City of London. In total, we are focused on five development projects totalling approximately nine million square feet that could add more than $7 billion in assets and are pursuing major development projects in New York, London, and Sydney.

RENEWABLE POWER OPERATIONS

Our renewable power operations include our hydroelectric generation and wind energy businesses as well as facilities under development.

The following table presents a summary of our financial results. More detailed analysis is presented on page 44.

	Net Invested Capital		Funds from Operations		Valuation Gains		Total Return
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Sep. 30 2012	Dec. 31 2011	2012	2011	2012	2011	2012	2011
Hydroelectric generation	$7,801	$8,156	$8	$71	$(33)	$(17)	$(25)	$54
Wind energy	530	503	–	12	(4)	(34)	(4)	(22)
Facilities under development	445	521	–	–	–	–	–	–
Unallocated	(1,062)	(1,203)	(7)	(16)	–	–	(7)	(16)

	$7,714	$7,977	$1	$67	$(37)	$(51)	$(36)	$16

Hydrology levels within our renewable power operations were 30% below long-term averages (2011 – 2% below), which resulted in a decline in FFO to $1 million for the quarter. The impact of lower generation on existing facilities reduced FFO by $50 million. This was partially offset by a $2 million contribution from new facilities. Lower realized prices and foreign currency fluctuations contributed $5 million and $7 million to the overall decline, respectively. The 2011 period included a $12 million gain on the partial monetization of a wind energy facility in 2011.

We estimate that net operating income would have been $189 million in the current quarter if generation was at long-term average during each period, resulting in proforma FFO of $57 million for the 2012 quarter.

The following table provides further detail on the results from our hydroelectric operations during the quarter:

	Production (GWh)		Revenues		Operating Costs		Net Operating Income
FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS AND $ MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
United States	889	1,503	$48	$114	$35	$43	$13	$71
Canada	676	1,030	38	63	18	18	20	45
Brazil	868	842	83	88	34	27	49	61

Total	2,433	3,375	$169	$265	$87	$88	$82	$177

Per Megawatt hour (MWh)			$70	$78	$36	$26	$34	$52

Hydroelectric revenues decreased compared to the prior year primarily due to lower generation as well as lower spot and short-term market prices, particularly in the northeastern United States and in Quebec, where we sell most of our power on a short-term basis. The average realized price declined 10% to $70 per megawatt hour due to the lower prices as well as the reduction in the proportion of power generated that is subject to higher priced contracts.

Q3 2012 INTERIM REPORT  21

Generation in Brazil increased from the contribution of newly acquired assets although the impact on revenues was offset by lower currency exchange rates.

Operating costs remained constant in aggregate due to the expansion of our operating base. These costs are largely fixed and accordingly increased on a per megawatt basis due to the decrease in generation. The increases were partially offset by lower currency exchange rates on Brazilian and Canadian operations.

Our wind facilities contributed $16 million of net operating income compared to $7 million in the prior year as a result of the contribution from recently acquired facilities in California and New England, and from our eastern Canadian facility completed in the fourth quarter of 2011. After taking into account interest expenses for associated project debt and co-investor interests, FFO from these facilities was $2 million, which primarily was attributable to our partners.

The following table presents our generation results:

					Variance of Results
	Actual Production		Long-Term Average		Actual vs. Long-term Average		Actual vs. Prior Year
FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS)	2012	2011	2012	2011	2012	2011	2012

Hydroelectric generation
United States	889	1,503	1,378	1,336	(489)	167	(614)
Canada	676	1,030	1,232	1,267	(556)	(237)	(354)
Brazil	868	842	868	842	–	–	26

Total hydroelectric operations	2,433	3,375	3,478	3,445	(1,045)	(70)	(942)
Wind energy	301	93	474	128	(173)	(35)	208
Co-generation	208	146	97	98	111	48	62

Total generation	2,942	3,614	4,049	3,671	(1,107)	(57)	(672)

% Variance					(27)%	(2)%	(19)%

The decrease in generation from existing facilities compared to the prior year was partially offset by the contribution from additional hydroelectric facilities in Brazil and wind facilities in Ontario, California and New Hampshire, which generated 223 gigawatt hours during the quarter.

Our power facilities are revalued in most circumstances on an annual basis, and therefore in-year valuation gains are typically limited to ancillary items such as financial contracts. We recorded $37 million of valuation losses during the quarter, of which $34 million relates to a decrease in the value of power contracts to sell energy and $3 million relates to the impact of the continued decline in interest rates on the value of financial contracts put in place to secure lower rates on future anticipated financings.

Assets under management and consolidated assets increased by $0.1 billion and $0.4 billion respectively, representing the acquisition and development of new generating facilities. Net invested capital decreased by $0.3 billion since year-end, primarily as a result of the sale of 13 million units of our listed renewable power entity in the first quarter of 2012.

We have 83% of our expected generation under contract for the balance of 2012, and approximately 69% under long-term contracts with an average term of 13 years. This significantly reduces our exposure to short-term or spot pricing, which continues to be at low levels. Over the longer term, we expect that renewable energy, such as the hydroelectric and wind power we produce, will continue to command a premium in the market and lead to increases in realized prices and funds from operations.

22    BROOKFIELD ASSET MANAGEMENT

The following table profiles our contracts over the next five years for generation from our existing facilities, assuming long-term average hydrology:

	Balance of	Years Ended December 31
	2012	2013	2014	2015	2016
Generation (GWh)
Contracted
Power sales agreements
Hydroelectric	2,424	10,162	9,609	9,012	8,745
Wind	522	2,104	2,104	2,104	2,104
Gas and other	104	398	134	–	–

	3,050	12,664	11,847	11,116	10,849
Financial contracts	619	906	978	–	–

Total contracted	3,669	13,570	12,825	11,116	10,849
Uncontracted	741	4,655	5,226	6,849	7,116

Long-term average generation	4,410	18,225	18,051	17,965	17,965

Contracted generation – As at September 30, 2012 % of total generation	83%	74%	71%	62%	60%
Price (per MWh)	$80	$88	$87	$93	$94

We expect to close on a portfolio of four hydroelectric generating stations located in Tennessee and North Carolina later in the fourth quarter, that are expected to provide 378 megawatts of installed capacity and annual generation of 1.4 million megawatt hours based on long-term averages. We acquired a 6 megawatt hydroelectric facility in Brazil. We continue to advance construction on three hydroelectric projects in Brazil and Canada with 93 megawatts of installed capacity and an estimated project cost of approximately $400 million.

We expect to benefit in future years from the development and acquisition of additional hydroelectric and wind facilities. In that regard we have a number of attractive growth opportunities which we believe will lead to cash flow growth in future years. We also have a further development pipeline of 2,000 megawatts of installed capacity and are also actively pursuing a number of acquisition opportunities.

Q3 2012 INTERIM REPORT  23

INFRASTRUCTURE OPERATIONS

FFO generated by our infrastructure operations increased by $9 million to $51 million in 2012, primarily from newly acquired assets and growth capital expenditures within our Utilities and Transport and Energy businesses.

The following table presents a summary of our financial results. More detailed analysis is presented on page 45.

	Net Invested Capital		Funds from Operations		Valuation Gains		Total Return
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Sep. 30	Dec. 31
	2012	2011	2012	2011	2012	2011	2012	2011
Utilities	$881	$854	$30	$29	$(17)	$(16)	$13	$13
Transport and Energy	949	767	16	11	16	85	32	96
Timber	964	983	6	7	3	75	9	82
Unallocated	(12)	(4)	(1)	(5)	(1)	–	(2)	(5)

	$2,782	$2,600	$51	$42	$1	$144	$52	$186

Assets under management and consolidated assets in our infrastructure segment increased by $2.1 billion and $2.4 billion, respectively, representing acquisitions and development activity, funded with $1.0 billion of equity from institutional clients and our listed infrastructure partnership, along with $1.4 billion of project financings. Our listed infrastructure partnership completed a $500 million issuance of units in August, to fund its share of ongoing investment activities. We invested our proportionate share of the offering, retaining our 29% ownership interest, and increasing our invested capital by $142 million.

FFO from our utilities business remained relatively unchanged, reflecting the stable growth profile and regulated nature of these operations. Net operating income increased by $26 million to $126 million, primarily from the contribution from growth capital expenditures and newly acquired assets; our share of the increase was $1 million after taking into effect our share of the interest expense from associated project financings and interests of clients and co-investors.

Our transport and energy operations contributed an additional $5 million of FFO compared to the prior period due to the impact of our Australian rail expansion and a favourable grain harvest. Approximately 50% of incremental volumes were on-line by the end of the quarter, contributing $50 million of additional net operating income on an annualized basis ($150 million annualized upon completion) for our rail expansion. As a result, net operating income increased by $19 million during the quarter, which was mostly offset by a $17 million increase in non-controlling interest as we own our rail operations with our institutional partners. Interest expense was relatively unchanged as a result of the benefit of lower coupons on refinanced debt offsetting the increased amount of borrowings.

Timber FFO declined by $1 million. We lowered our harvest levels during the quarter in response to reduced demand from export markets. As a result, net operating income decreased by $6 million. Interest expense was relatively unchanged. Our share of FFO was $6 million after deducting the portion attributable to our co-investors.

Our capital expansion pipeline includes $2.1 billion of projects in total which should enable us to deploy a further $400 million of equity capital through our funds.

In October, we acquired Enwave, a Toronto district heating and cooling company for $300 million, of which our listed infrastructure partnership funded 25% and the remaining capital was funded by our institutional partners.

We are currently exploring strategic alternatives to divest certain of our timber and non-core assets. We believe there should be opportunities to monetize these assets and reinvest capital in assets that offer superior returns. Our primary focus for the balance of the year is to complete these strategic initiatives and integrate recently acquired businesses into our operating platforms.

24    BROOKFIELD ASSET MANAGEMENT

PRIVATE EQUITY ACTIVITIES

Private equity includes our special situations, residential and agricultural development operations. Assets under management and consolidated assets increased by $0.7 billion and $0.6 billion, respectively, while net invested capital increased by $0.1 billion to $4.6 billion.

The following table presents a summary of our financial results. More detailed analysis is presented on pages 46 and 47.

	Net Invested Capital		Funds from Operations		Valuation Gains		Total Return
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Sep. 30	Dec. 31
	2012	2011	2012	2011	2012	2011	2012	2011
Special situations	$1,636	$1,522	$69	$20	$24	$(56)	$93	$(36)
Residential development	2,508	2,580	1	4	5	(8)	6	(4)
Agricultural development	486	428	1	1	(4)	10	(3)	11

	$4,630	$4,530	$71	$25	$25	$(54)	$96	$(29)

FFO from our special situations operations increased to $69 million from $20 million in 2011. The contribution from our industrial and wood products operations increased by $41 million to $58 million, primarily driven by increased pricing and improved volumes. This reflects the continued strength in prices and increased levels of housing activity in the United States. We are continuing to pursue several monetization strategies which, if successful, should generate meaningful disposition gains.

FFO from our residential development operations was $1 million in the quarter, compared to a contribution of $4 million in 2011. Our North American residential operations FFO increased by $8 million to $11 million for the quarter; however this was offset by reduced FFO from our Brazilian and Australian operations.

Our Brazilian residential businesses completed R$615 million of launches, R$716 million of contracted sales, and delivered 14 projects for R$335 million in the quarter. Contracted sales continue to exceed launches, creating positive absorption; however deliveries were lower then the prior quarter, and annualized amounts, due largely to construction and permitting delays. We delivered R$690 million of projects in the prior year.

Net operating income within our North American operations increased by $8 million to $35 million on improved margins and bulk land sales. Overall gross margin was 28% compared to 30% last year. Net new home orders were 482 for the quarter compared to 408 last year and the backlog at the end of the quarter totalled 1,123 units with a sales value of $476 million, compared to 827 units with a sales value of $320 million at the beginning of the year.

The valuation gains during the quarter from our special situations portfolio primarily reflect increases in the values of our listed industrial and wood product operations as evidenced by improved operating results and quoted market prices, partially offset by the depreciation of operating assets.

We typically do not revalue the assets or investments in this segment under IFRS, although we are pursuing several monetization strategies that we believe have the potential to produce meaningful disposition gains.

A significant portion of the capital in this segment produces cash flows that are closely correlated with the U.S. homebuilding cycle and as a result many of our investees are producing results that are significantly below normalized levels. In our U.S. residential business we are seeing a much higher level of traffic and activity in our communities which has translated into higher sales. With the lag that exists between customer sale and home construction, our recent U.S. acquisitions should start to show sales and closing activity towards the end of this year.

Q3 2012 INTERIM REPORT  25

CORPORATE COSTS

Unallocated interest expense increased slightly to $89 million from $86 million in the 2011 quarter, reflecting higher average borrowing levels in respect of our larger asset base.

Operating costs remained constant compared to the prior quarter and include costs that have not been attributed to specific operating platforms, as well as costs attributable to asset management activities.

Preferred share dividends increased following the issuance of additional preferred shares during 2011 and 2012.

OUTLOOK

A large portion of our funds from operations is generated by our office, retail, renewable power and infrastructure businesses which we manage for ourselves and our clients. The revenues in all of these businesses are largely contracted through leases, power sales agreements and regulated rate base or operating agreements. This provides stability to the cash flows. In addition, these businesses are also financed largely with long-term asset specific borrowings which provides additional stability. Our asset management contracts provide base management fees earned on capital committed to our funds, many of which have initial terms of 10 years or more.

We record gains from time to time on the monetization of investments. These are, by their nature, difficult to predict with certainty but the breadth of our operations and active management of our assets have resulted in a meaningful amount of gains being realized in most periods.

Our businesses are located in a number of regions, including a substantial presence in the United States, Australia, Brazil and Canada. Accordingly, cash flows and net asset values will vary with changes in the applicable foreign exchange rates. Other factors that could impact our performance in 2012, both positively and negatively, are reviewed in Part 4 of the 2011 Annual Report.

We believe Brookfield is well positioned for continued growth through the balance of 2012 and beyond. This is based on the stability and growth potential of our operating businesses, the strength of our capitalization and liquidity, our execution capabilities and our expanded relationships, as discussed elsewhere in this MD&A.

26    BROOKFIELD ASSET MANAGEMENT

PART 4 – LIQUIDITY AND CAPITALIZATION

LIQUIDITY AND CAPITALIZATION

Capitalization

The following table presents our capitalization on three bases of presentation: corporate (i.e., deconsolidated), proportionally consolidated and on a consolidated basis.

	Corporate		Proportionate		Consolidated
AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011
Corporate borrowings	$4,219	$3,701	$4,219	$3,701	$4,219	$3,701
Non-recourse borrowings
Property-specific mortgages	–	–	20,294	19,083	31,752	28,415
Subsidiary borrowings[1]	1,087	988	4,095	3,679	5,441	4,441

	5,306	4,689	28,608	26,463	41,412	36,557

Accounts payable and other[2]	1,037	1,287	6,793	6,128	10,480	9,266
Capital securities	429	656	865	1,153	1,301	1,650
Equity
Non-controlling interests	–	–	–	–	22,856	20,301
Preferred equity	2,700	2,140	2,700	2,140	2,700	2,140
Shareholders’ equity[3]	27,265	26,098	27,265	26,098	27,265	26,098

Total equity	29,965	28,238	29,965	28,238	52,821	48,539

Total capitalization	$36,737	$34,870	$66,231	$61,982	$106,014	$96,012

Debt to capitalization – net invested capital[4]	16%	15%	46%	46%	41%	40%

1.	Includes $1,087 million (December 31, 2011 – $988 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization
2.	Excludes $3,826 million (December 31, 2011 – $3,707 million) of deferred income tax liabilities
3.	Pre-tax basis and includes incremental values and asset management franchise value
4.	Excludes asset management franchise value of $4,250 million (2011 – $4,250 million)

Our corporate (deconsolidated) capitalization shows the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our invested capital and remitted cash flows. Our strategy is to maintain a relatively low level of debt at the parent company level and finance our operations primarily at the asset or operating unit level with no recourse to the Corporation. Subsidiary borrowings included in our corporate capitalization are contingent swap accruals, issued by a subsidiary, that are guaranteed by the Corporation. Together with corporate borrowings, these amounts represent 16% of our corporate capitalization, excluding our asset management franchise value. The average term to maturity of our corporate debt is seven years. The intrinsic value of our equity capital totals $30.0 billion.

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 46% debt-to-capitalization ratio at September 30, 2012 (December 31, 2011 – 46%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Consolidated capitalization reflects the full consolidation of partially-owned entities on the same basis as our IFRS financial statements. The debt-to-capitalization ratio on this basis is 41% (December 31, 2011 – 40%). We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. For example, we have access to the capital of our clients and co-investors through public market issuance and, in some cases, contractual obligations to contribute additional equity. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated, such as our investment in General Growth Properties and several of our infrastructure businesses. Our debt maturity profile is presented on page 48.

Q3 2012 INTERIM REPORT  27

Capital Activities

We completed $20.1 billion of capital raising initiatives in the first ten months of 2012, generating $6.3 billion of incremental capital. Debt financings totalled $15.4 billion, of which $12.5 billion was used to refinance maturing obligations. The $2.9 billion of incremental proceeds were used to finance acquisitions and supplement financial liquidity whereas the refinancing activities have enabled us to extend or maintain our average maturity term at lower rates than the maturing debt. We present our debt maturity profile on page 48. Capital raising initiatives also include $1.1 billion of equity and asset sale proceeds, $1.1 billion of perpetual preferred shares and $2.1 billion of private fund commitments.

Financing initiatives at the corporate level included the issuance of C$425 million of ten and a half-year 4.55% notes. The proceeds were used in part to redeem $350 million of our 8.95% June 2014 bonds during October. Although this resulted in a “make whole” payment of $34 million being charged to investment and other income, the annual interest costs are $15 million lower and we extended the term by nine years. We also issued C$250 million of 4.20% rate-reset preferred shares and used a portion of the proceeds to redeem our C$100 million 5.50% Class A Preferred Shares, Series 11 also in October.

Liquidity

Core liquidity, which represents cash and financial assets and undrawn credit facilities at the Corporation and our principal operating subsidiaries, was approximately $4.4 billion at September 30, 2012. This includes $1.4 billion of financial assets and $1.0 billion of unutilized credit facilities at the corporate level and $2.0 billion of liquidity at our principal operating units.

We continue to maintain an elevated level of liquidity as we see a substantial number of highly promising investment opportunities. We also have undrawn allocations of capital from clients totalling $5.6 billion to finance qualifying acquisitions.

The following table presents our financial assets net of associated liabilities:

	Net Invested Capital		Funds from Operations
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Sep. 30	Dec. 31
	2012	2011	2012	2011
Financial assets
Government bonds	$229	$485
Corporate bonds	302	193
Other fixed income	60	66
High-yield bonds	211	190
Preferred shares	301	289
Common shares	647	493
Loans receivable/deposits	293	218

Total financial assets	2,043	1,934	$24	$14
Cash and cash equivalents	110	41	–	–
Deposits, other liabilities and non-controlling interests	(734)	(514)	(23)	(5)

Net invested capital	$1,419	$1,461	$1	$9

Common shares increased due to valuation gains and additional investment. Government bonds were sold to fund the runoff of match-funded insurance liabilities and related short-term borrowings. FFO was $1 million in the quarter, and included $33 million of mark-to-market gains and the $34 million “make-whole” payment discussed above under “Capital Activities”.

We renewed the majority of our corporate level, $2.2 billion committed revolving term credit facilities during the quarter. At September 30, 2012, approximately $988 million of the facilities was utilized in respect of short-term bank or commercial paper borrowings and $0.2 billion utilized for letters of credit issued to support various business initiatives. Approximately $1.9 billion of the facilities have a five-year term, and the remaining $300 million have a three-year term.

28    BROOKFIELD ASSET MANAGEMENT

Interest Rates and Foreign Currencies

We are continuing to actively refinance short-dated maturities and longer-dated maturities when the opportunities present themselves. We have also locked in the reference rates for approximately $3.6 billion of anticipated future financings in the United States and Canada over the next four years at an average rate of 3.37%, reflecting a risk free swap rate of 2.56% and a forward premium of 0.79%.

As at September 30, our net invested capital of $23.0 billion was invested in the following currencies, prior to the impact of any financial contracts: United States – 47%; Australia – 18%; Brazil – 20%; Canada – 10%; and other – 5%. From time to time, we utilize financial contracts to adjust these exposures, although we were largely unhedged at the quarter end.

Contractual Obligations

Our 2011 Annual Report contains a description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which includes a zero coupon swap that was originally intended to mature in October 2015. Our financial statements include an accrual of $1,087 million in respect of these contracts, which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded $233 million in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in October 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, and therefore will continue to account for the contracts as we have in prior years until we receive clarification.

Q3 2012 INTERIM REPORT  29

ADDITIONAL COMPONENTS OF NET INCOME AND OTHER COMPREHENSIVE INCOME

Comprehensive income consists of two components: Net Income and Other Comprehensive Income. Together, these two components constitute most of the elements that comprise our Total Return as illustrated in the table below, which also serves as a reconciliation between Funds from Operations and Net Income, and between Comprehensive Income and Total Return and to facilitate a discussion of major components of Comprehensive Income that are not covered elsewhere in this report. More detailed reconciliations are included on pages 39 and 40.

	Comprehensive Income				Total Return[1]
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Total		Net[2]		Net[2]
	2012	2011	2012	2011	2012	2011
Funds from operations	$723	$465	$282	$241	$282	$241

Disposition gains not included in IFRS	3	(5)	3	(5)	3	(5)
Fair value changes and depreciation included in equity accounted income	102	226	76	250	76	250
Fair value changes	493	318	209	(60)	209	(60)
Depreciation and amortization	(327)	(224)	(145)	(168)	(145)	(168)
Deferred income taxes	(122)	(64)	(91)	(5)	n/a	n/a

Net income	872	716	334	253

Other comprehensive income
Fair value changes	(118)	(683)	(90)	(508)	(90)	(508)
Foreign currency translation	317	(1,828)	132	(956)	n/a	n/a
Deferred income taxes	17	108	17	82	n/a	n/a

Other comprehensive income	216	(2,403)	59	(1,382)

Comprehensive income	$1,088	$(1,687)	$393	$(1,129)

Items recorded directly in IFRS equity					5	36
Items not included in IFRS statements
Changes in incremental values					270	450

Total valuation gains					328	(5)

Preferred share dividends					(32)	(26)

Total return					$578	$210

1.	Pre-tax basis
2.	Net of non-controlling interests

Our definition of Total Return includes funds from operations together with valuation gains. The valuation gains include fair value changes and other gains recorded in our IFRS financial statements as well as depreciation and amortization. As discussed elsewhere, we include incremental values for items that are not fair valued under IFRS.

Reconciliation of FFO to Net Income

As illustrated in the preceding table, the principal reconciling items between FFO and Net Income include the following:

•

Disposition Gains Not Included under IFRS: Gains on disposition of certain assets are not included in the current period IFRS operating results because they are recorded directly in equity or were included in prior period revaluation gains. In the former case, the gains are included separately in Total Return as “Items recorded directly in IFRS equity” and in the latter case, the portion of the gain that relates to prior period revaluation gains is deducted from valuation gains in the current period;

•

Fair Value Changes: Fair value changes recorded as a specific category in Net Income typically relate to changes in the value of our physical assets that are categorized as “Investment Properties” or “Timber” under IFRS (commercial properties and timber assets) as well as related contractual agreements. In addition, our proportionate interest in these items recorded by equity accounted affiliates is included in Equity Accounted Income, which is also included in our Statement of Operations. We exclude these items from FFO, and discuss them in more detail in this section;

30    BROOKFIELD ASSET MANAGEMENT

•	Depreciation and Amortization: We discuss these items in more detail within each review of the relevant operating segments;

•

Deferred Income Taxes: We exclude these items from FFO because they typically do not relate to the other components of FFO. We do, however, include current period cash taxes associated with operating activities.

All of these components, with the exception of deferred income taxes, are included in Total Return.

Reconciliation of Comprehensive Income to Total Return

Comprehensive Income includes Net Income as well as Other Comprehensive Income (“OCI”) which, in turn, includes:

•

Fair value changes: Fair value changes recorded in OCI relate to property, plant and equipment (renewable power facilities and certain infrastructure assets) as well as changes in value of financial contracts used to lock in interest rates for future financing that qualify for hedge accounting. These items are included in Total Return;

•

Foreign currency translation: This item typically reflects the impact of changes in currency exchange rates on the U.S. carrying value of our net capital invested in non-U.S. operations, net of any qualifying hedges. We do not include the impact of these changes in calculating Total Return for a specific period as they typically do not relate to operating performance. We do, however, include them as a component of changes in Intrinsic Value;

•

Deferred Income taxes: Deferred taxes in this section relate to the impact arising from the other items included in OCI. We do not include deferred income taxes in our calculation of Total Return or Intrinsic Value.

Fair Value Changes

Fair value changes recorded in our financial statements totalled $482 million in the third quarter of 2012, or $200 million after deducting amounts attributable to non-controlling interests. The following table allocates the fair value changes to the relevant operating segments in which they are recorded and to the various line items within our financial statements.

	2012

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Property	Renewable Power	Infrastructure	Private Equity	Corporate	Total	Total 2011
Included in Net Income
Equity accounted[1]	$108	$(4)	$(5)	$4	$(1)	$102	$226

Fair value changes
Operating assets	524	12	5	(17)	–	524	683
Other fair value changes	–	(4)	(16)	8	(19)	(31)	(365)

	524	8	(11)	(9)	(19)	493	318

Included in OCI
Operating assets	–	–	6	(2)	–	4	8
Other items	(60)	(59)	(16)	(8)	21	(122)	(691)

	(60)	(59)	(10)	(10)	21	(118)	(683)

Recorded directly in equity	(2)	–	–	(1)	8	5	36

	570	(55)	(26)	(16)	9	482	(103)
Less: non-controlling interest	(284)	–	18	(2)	(14)	(282)	(179)

Net amount recorded in IFRS statements	$286	$(55)	$(8)	$(18)	$(5)	$200	$(282)

1.	Includes fair value changes and depreciation

Q3 2012 INTERIM REPORT  31

Equity accounted items in our property segment consists primarily of $87 million of fair value gains related to increased retail mall values within General Growth Properties, compared to $265 million in the 2011 quarter.

Fair value changes recorded in respect of operating assets totalled $524 million, and primarily include a $253 million revaluation within our North American property assets and $155 million within our Brazilian retail malls and development projects. The $683 million of gains in the comparative prior year quarter include $286 million of gains in our North American office portfolio, $229 million of gains within our Brazilian retail malls, and a $171 million gain related to our Pacific Northwest timberlands.

Other fair value changes within net income include mark-to-market losses on interest rate swap contracts and power purchase agreements in both 2012 and 2011. The prior year also includes a $208 million loss on the revaluation of our renewable power fund unit liability, which was converted to equity on the formation of Brookfield Renewable Energy Partners in the fourth quarter of 2011, and is no longer revalued within net income.

Fair value changes within other comprehensive income (“OCI”) include revaluations of property, plant and equipment; however because these assets are revalued at the end of each year, as opposed to quarterly, there are minimal adjustments to our operating assets. Other items reflect changes in the value of power sales agreements within our renewable power operations and contracts that lock-in interest rates for future debt issuance within our property, power, infrastructure and corporate segments that qualify for hedge accounting (as opposed to those that are included in net income).

The following table disaggregates Equity Accounted Income in relevant components for this analysis, including fair value changes:

	Total		Net
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2012	2011	2012	2011
Equity accounted income
Fair value changes	$128	$257	$90	$263
Depreciation	(26)	(31)	(14)	(13)

	102	226	76	250
Included in FFO	154	167	96	100

	$256	$393	$172	$350

Income Taxes

The provision for deferred income taxes during the quarter was an expense of $122 million compared to $64 million in the 2011 quarter. Our net share, after deducting amounts attributable to non-controlling interests, was an expense of $91 million compared to $5 million in 2011. Income taxes increased reflecting a larger amount of fair value gains in jurisdictions that are subject to higher taxation rates.

Foreign Currency Translation

We record the impact of changes in foreign currencies on the carrying value of our net investment in non-U.S. operations in other comprehensive income. During the third quarter of 2012, the value of our principal non-U.S. currencies (Australia, Brazil and Canada) increased against the U.S. dollar on a net basis, giving rise to a total increase of $317 million after the mitigating impact of hedges, or $132 million after non-controlling interests, representing a weighted average increase of 1.1%.

This differs from the increase of $175 million included in our continuity of intrinsic common equity value because we calculate total return on a pre-tax basis.

32    BROOKFIELD ASSET MANAGEMENT

Changes in Incremental Values

We recorded a $270 million increase in fair values of non-IFRS balances (“incremental values”) in the third quarter bringing the total amount of such items to $3.5 billion. The increase includes $97 million in deferred depreciation on renewable power and infrastructure assets, which will be eliminated at year-end when the assets are revalued, a $75 million increase in the carrying value of private equity investments and $85 million of performance-based asset management income, net of associated expenses. The allocation of incremental values is discussed in the relevant business reviews.

Revenues

FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011
Asset management and other services	$1,179	$959	$3,074	$2,432
Property	1,120	745	2,919	1,970
Renewable power	223	286	893	900
Infrastructure	483	424	1,437	1,270
Private equity and development	1,668	1,969	4,720	5,022
Cash, financial assets and other	28	40	162	205

Total consolidated revenues	$4,701	$4,423	$13,205	$11,799

Revenues increased compared to the prior year primarily as a result of increased construction revenues, within our asset management and other services operations, and property revenues, which reflect the impact of consolidating our U.S. Office Fund during the 2011 quarter and revenues generated from newly acquired assets. We realized lower revenues in our private equity operations as a result of decreased deliveries in our Brazilian operations, partially offset by an increased contribution from our industrial and wood products operations compared to the prior year.

Q3 2012 INTERIM REPORT  33

PART 5 – SUPPLEMENTAL DISCLOSURES

ACCOUNTING POLICIES AND CRITICAL JUDGMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies and to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our 2011 Annual Financial Statements contain a description of the company’s accounting policies and the critical judgments and estimates utilized in the preparation of the consolidated financial statements.

In making critical judgments and estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this Report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain. For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2011 consolidated financial statements.

Adoption of Accounting Standard

Income Taxes

The IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments, which are effective for annual periods beginning on or after January 1, 2012, introduced a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The impact of these amendments on the consolidated financial statements was a reduction in retained earnings of $8 million as at January 1, 2011.

Future Changes in Accounting Standards

I.    Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are simultaneously applied.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee’s financial and operating decisions, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. The company has not yet determined the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

34    BROOKFIELD ASSET MANAGEMENT

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS’s. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The company has not yet determined the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting of IFRS 12. The company has not yet determined the impact of IFRS 12 on its consolidated financial statements.

II.	Fair Value Measurements

In May 2011, the IASB issued IFRS 13, Fair Value Measurements (“IFRS 13”). IFRS 13 establishes a single source of fair value measurement guidance and sets out fair value measurement disclosure requirements. The standard requires that information be provided in the financial statements that enables the user to assess the methods and inputs used to develop fair value measurements, and for reoccurring fair value measurements that use significant unobservable inputs, and the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The company has not yet determined the impact of IFRS 13 on its consolidated financial statements.

III.	Presentation of Items of Other Comprehensive Income

In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements: (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that will be reclassified subsequently to profit or loss; and items that will be reclassified subsequently directly to equity. Income tax on items of other comprehensive income are required to be allocated on the same basis. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The company does not expect the amendments to IAS 1 to have a material impact on its consolidated financial statements.

IV.	Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Q3 2012 INTERIM REPORT  35

SUPPLEMENTAL SHARE AND PER SHARE INFORMATION

Change in Issued and Outstanding Shares

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2012	2011	2012	2011
Outstanding at beginning of period	618.6	621.5	619.3	577.77
Issued (repurchased)
Share issuances	–	–	–	45.1
Repurchases	(0.3)	(2.4)	(2.6)	(5.6)
Management share plan[1]	0.5	0.1	1.9	2.0
Dividend reinvestment plan	–	–	0.2	–

Outstanding at end of period	618.8	619.2	618.8	619.2
Unexercised options[2]	38.9	39.0	38.9	39.0

Total diluted shares at end of period	657.7	658.2	657.7	658.2

1.	Includes management share option plan and restricted stock plan
2.	Includes management share option plan and escrowed stock plan

In calculating our book value per share, the cash value of our unexercised options of $926 million (December 31, 2011 – $840 million) is added to the book value of our common equity of $17,212 million (December 31, 2011 – $16,743 million) prior to dividing by the total diluted shares presented above.

As of November 12, 2012, the Corporation had outstanding 618,758,748 Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares.

Basic and Diluted Earnings Per Share

	Funds From Operations		Net Income
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2012	2011	2012	2011
Funds from operations/Net income	$282	$241	$334	$253
Preferred share dividends	(32)	(26)	(32)	(26)

	250	215	302	227
Capital securities dividends[1]	–	–	6	10

Funds from operations/Net income available for shareholders	$250	$215	$308	$237

Weighted average shares	618.7	615.4	618.7	615.4
Dilutive effect of the conversion of options using treasury stock method[2]	12.6	10.0	12.6	10.0
Dilutive effect of the conversion of capital securities[1,3]	–	–	13.9	25.7

Shares and share equivalents	631.3	625.4	645.2	651.1

	Funds From Operations		Net Income
FOR THE NINE MONTHS ENDED SEP. 30 (MILLIONS)	2012	2011	2012	2011
Funds from operations/Net income	$809	$781	$888	$1,369
Preferred share dividends	(94)	(77)	(94)	(77)

	715	704	794	1,292
Capital securities dividends[1]	–	–	21	28

Funds from operations/Net income available for shareholders	$715	$704	$815	$1,320

Weighted average shares	618.8	615.4	618.8	615.4
Dilutive effect of the conversion of options using treasury stock method[2]	11.7	10.0	11.7	10.0
Dilutive effect of the conversion of capital securities[1,3]	–	–	19.8	25.7

Shares and share equivalents	630.5	625.4	650.3	651.1

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10, 11, 12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 10 shares were redeemed on April 5, 2012 and Series 11 on October 1, 2012

2.	Includes management share option plan and escrowed stock plan
3.	The number of shares is based on 95% of the quoted market price at period-end

36    BROOKFIELD ASSET MANAGEMENT

QUARTERLY RESULTS

Total revenues and net income

	2012			2011				2010
THREE MONTHS ENDED (MILLIONS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	$4,701	$4,460	$4,044	$4,122	$4,423	$3,963	$3,413	$3,666

Asset management and other services	146	108	77	98	119	95	76	126
Revenues less direct operating costs
Property	499	498	471	495	418	421	344	364
Renewable power	94	170	248	151	193	227	190	188
Infrastructure	210	210	198	172	177	191	181	76
Private equity	230	167	114	206	98	131	103	135
Equity accounted income	154	147	139	159	167	173	177	132
Investment and other income	145	76	177	73	51	71	133	73

	1,478	1,376	1,424	1,354	1,223	1,309	1,204	1,094

Expenses
Interest	(593)	(613)	(654)	(620)	(622)	(564)	(546)	(513)
Operating costs	(128)	(119)	(121)	(124)	(115)	(116)	(112)	(121)
Current income taxes	(31)	(42)	(27)	(17)	(26)	(21)	(33)	(13)
Non-controlling interests in net income before the following	(441)	(369)	(339)	(340)	(224)	(360)	(285)	(286)

Income prior to other items	285	233	283	253	236	248	228	161
Fair value changes[1]	595	5	557	835	544	1,154	282	1,849
Depreciation and amortization	(327)	(287)	(297)	(228)	(224)	(231)	(221)	(215)
Deferred income taxes	(122)	59	(162)	(240)	(64)	(103)	(4)	(10)
Non-controlling interests in the foregoing items	(97)	128	35	(32)	(239)	(230)	(7)	(696)

Net income	$334	$138	$416	$588	$253	$838	$278	$1,089

1. Includes fair value changes included within equity accounted investments Funds from operations
	2012			2011				2010
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Income prior to other items	$285	$233	$283	$253	$236	$248	$228	$161
Disposition gains[1]	(3)	11	–	18	5	61	3	–

Funds from operations and gains	282	244	283	271	241	309	231	161
Preferred share dividends	32	33	29	29	26	26	25	22

Funds from operations to Brookfield common equity	$250	$211	$254	$242	$215	$283	$206	$139

Common equity – book value	$17,212	$16,923	$17,350	$16,743	$14,499	$15,757	$14,683	$12,795
Shares outstanding	618.8	618.6	618.0	619.3	619.2	621.5	621.1	577.7
Per share
Funds from operations	$0.40	$0.34	$0.40	$0.38	$0.35	$0.45	$0.33	$0.24
Net income	0.48	0.17	0.60	0.86	0.36	1.26	0.41	1.80
Dividends	0.14	0.14	0.13	0.13	0.13	0.13	0.13	0.13
Intrinsic value	42.86	41.81	42.35	40.99	37.93	39.31	37.76	37.45
Market trading price (NYSE)	34.51	33.10	31.57	27.48	27.55	33.17	32.46	33.29

1.	Represents gains that are not recorded in net income for IFRS purposes

Q3 2012 INTERIM REPORT  37

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the first nine months of 2012 and the same period in 2011 and 2010 are as follows:

	Distribution per Security
	2012	2011	2010
Class A Limited Voting Shares	$0.41	$0.39	$0.39
Class A Preferred Shares
Series 2	0.39	0.40	0.30
Series 4 + Series 7	0.39	0.40	0.30
Series 8	0.56	0.57	0.43
Series 9	0.71	0.84	0.79
Series 10[1]	0.37	1.10	1.04
Series 11[2]	1.02	1.06	0.99
Series 12	1.01	1.03	0.98
Series 13	0.39	0.40	0.30
Series 14	1.41	1.45	1.07
Series 15	0.31	0.33	0.18
Series 17	0.89	0.91	0.86
Series 18	0.89	0.91	0.86
Series 21	0.93	0.96	0.90
Series 22	1.31	1.34	1.27
Series 24[3]	1.01	1.03	0.92
Series 26[4]	0.84	0.87	–
Series 28[5]	0.86	0.75	–
Series 30[6]	0.89	–	–
Series 32[7]	0.61	–	–

1.	Redeemed April 5, 2012
2.	Redeemed October 1, 2012
3.	Issued January 14, 2010
4.	Issued October 29, 2010
5.	Issued February 8, 2011
6.	Issued November 2, 2011
7.	Issued March 13, 2012

Dividends on the Class A Limited Voting Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

No changes were made in our internal control over financial reporting during the nine months ended September 30, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporate Executive Board as required by section 5:25d, paragraph 2, under c of the Dutch Act of Financial Supervision confirm that to the best of their knowledge:

•

The financial statements included in this Interim Report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Corporation and the undertakings included in the consolidation taken as whole; and

•

The management report included in this Interim Report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act of Financial Supervision regarding the Corporation and the undertakings included in the consolidation taken as whole.

38    BROOKFIELD ASSET MANAGEMENT

PART 6 — ADDITIONAL INFORMATION AND ANALYSIS

Reconciliation of Total Return and Funds from Operations to Comprehensive Income – 2012

FOR THE THREE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Consolidated Financial Statements	Non-controlling Interests[1]	Equity Accounted Income[2]	Fair Value Changes[3]	Other Items[4]	Management Discussion & Analysis
Asset management and other services	$146	$–	$–	$–	$–	$146
Revenues less direct operating costs
Property	499	–	95	–	(2)	592
Renewable power	94	–	3	–	3	100
Infrastructure	210	–	53	–	15	278
Private equity	230	–	(4)	–	(1)	225
Equity accounted income	256	–	(256)	–	–	–

	1,435	–	(109)	–	15	1,341
Investment and other income	145	–	7	–	(13)	139

	1,580	–	(102)	–	2	1,480
Expenses
Interest	593	–	–	–	10	603
Operating costs	128	–	–	–	–	128
Current income taxes	31	–	–	–	(6)	25
Non-controlling interests	–	441	–	–	1	442

Net income prior to other items/FFO	828	(441)	(102)	–	(3)	282

Other Items/Valuation gains
Fair value changes	493	–	102	(118)	5	482
Depreciation and amortization	(327)	–	–	–	–	(327)
Deferred income tax	(122)	–	–	–	122	–
Non-controlling interests	–	(97)	–	28	(31)	(100)

Net income	872	(538)

Other comprehensive income
Fair value changes	(118)	–	–	118	–	–
Foreign currency	317	–	–	–	(317)	–
Deferred taxes	17	–	–	–	(17)	–
Non-controlling interests	–	(157)	–	(28)	185	–

Other comprehensive income	216	(157)

Comprehensive income	1,088	(695)

Items not included in IFRS
Incremental values	n/a	–	–	–	270	270
Asset management franchise value	n/a	–	–	–	–	–
Less: amounts recorded in FFO	n/a	–	–	–	3	3

Total valuation gains	n/a	–	102	–	220	328

Preferred share dividends	–	–	–	–	(32)	(32)

Comprehensive income/Total return	$1,088	$(695)	$–	$–	$185	$578

1.	Allocates non-controlling interests to funds from operations and valuation gains
2.	Allocates equity-accounted income to operating segments and between funds from operations and valuation gains
3.	Aggregates fair value changes and associated non-controlling interest recorded separately in net income and other comprehensive income
4.	Includes amounts recorded directly in equity under IFRS and removes the impact of foreign currency revaluation and deferred taxes from the calculation of total return

Q3 2012 INTERIM REPORT  39

Reconciliation of Total Return and Funds from Operations to Comprehensive Income – 2011

FOR THE THREE MONTHS ENDED SEP. 30, 2011 (MILLIONS)	Consolidated Financial Statements	Non-controlling Interests[1]	Equity Accounted Income[2]	Fair Value Changes[3]	Other Items[4]	Management Discussion & Analysis
Asset management and other services	$119	$–	$5	$–	$–	$124
Revenues less direct operating costs
Property	418	–	112	–	–	530
Renewable power	193	–	8	–	–	201
Infrastructure	177	–	50	–	9	236
Private equity	98	–	(1)	–	–	97
Equity accounted income	393	–	(393)	–	–	–

	1,398	–	(219)	–	9	1,188
Investment and other income	51	–	(7)	–	–	44

	1,449	–	(226)	–	9	1,232
Expenses
Interest	622	–	–	–	(7)	615
Operating costs	115	–	–	–	–	115
Current income taxes	26	–	–	–	(1)	25
Non-controlling interests	–	224	–	–	12	236

Net income prior to other items/FFO	686	(224)	(226)	–	5	241

Other Items/Valuation gains
Fair value changes	318	–	226	(683)	(11)	(150)
Depreciation and amortization	(224)	–	–	–	–	(224)
Deferred income tax	(64)	–	–	–	64	–
Non-controlling interests	–	(239)	–	175	(12)	(76)

Net income	716	(463)

Other comprehensive income
Fair value changes	(683)	–	–	683	–	–
Foreign currency	(1,828)	–	–	–	1,828	–
Deferred taxes	108	–	–	–	(108)	–
Non-controlling interests	–	1,021	–	(175)	(846)	–

Other comprehensive income	(2,403)	1,021

Comprehensive income	(1,687)	558

Items not included in IFRS
Incremental values	n/a	–	–	–	450	450
Asset management franchise value	n/a	–	–	–	–	–
Less: amounts recorded in FFO	n/a	–	–	–	(5)	(5)

Total valuation gains	n/a	–	226	–	1,360	(5)

Preferred share dividends	–	–	–	–	(26)	(26)

Comprehensive income/Total return	$(1,687)	$558	$–	$–	$1,339	$210

1.	Allocates non-controlling interests between funds from operations and valuation gains
2.	Allocates equity-accounted income to operating segments and between funds from operations and valuation gains
3.	Aggregates fair value changes and associated non-controlling interest in net income and other comprehensive income
4.	Includes amounts recorded directly in equity under IFRS and excludes the impact of foreign currency revaluation and deferred taxes from the calculation of total return

40    BROOKFIELD ASSET MANAGEMENT

Total Return – 2011

	Three Months Ended Sep. 30, 2011
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Asset Management[1]	Property[2]	Renewable Power	Infrastructure	Private Equity	Corporate	Total
Total revenues	$959	$745	$286	$424	$1,969	$40	$4,423

Funds from operations
Net operating income[3]	124	527	201	236	98	—	1,186
Investment and other income	—	28	—	—	9	9	46

	124	555	201	236	107	9	1,232
Interest expense	—	272	100	84	73	86	615
Operating costs	—	19	—	5	—	91	115
Current income taxes	—	4	4	(1)	15	3	25
Non-controlling interests	—	106	30	106	(6)	—	236

Total funds from operations	124	154	67	42	25	(171)	241

Valuation gains
Included in IFRS statements[4]
Fair value changes	—	520	(471)	33	(1)	(231)	(150)
Depreciation and amortization	(12)	(5)	(116)	(36)	(55)	—	(224)
Non-controlling interests	—	(167)	36	47	2	6	(76)
Not included in IFRS statements
Incremental values	(150)	—	500	100	—	—	450
Asset management franchise value	—	—	—	—	—	—	—
Other gains	—	(5)	—	—	—	—	(5)

Total valuation gains	(162)	343	(51)	144	(54)	(225)	(5)

Preferred share dividends	—	—	—	—	—	(26)	(26)

Total Return	$(38)	$497	$16	$186	$(29)	$(422)	$210

– Per share							$0.34

1.	Excludes $(173) million of mark-to-market unrealized performance fees which are included in incremental values
2.	Disaggregation of property segment into office, retail and other is presented on page 43
3.	Includes funds from operations from equity accounted investments of $167 million
4.	Includes items in consolidated statements of operations, comprehensive income and changes in equity

Q3 2012 INTERIM REPORT  41

Summarized Financial Position – 2012

AS AT SEP. 30, 2012 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Property	Renewable Power	Infrastructure	Private Equity	Asset Management Services and Corporate	Total
Assets under management	$96,503	$17,814	$21,350	$26,038	$6,798	$168,503

Operating assets	43,037	16,072	13,537	9,576	2,133	84,355
Accounts receivable and other[1]	2,706	905	2,369	4,058	3,876	13,914

Consolidated assets	45,743	16,977	15,906	13,634	6,009	98,269
Corporate borrowings	—	—	—	—	4,219	4,219
Property-specific borrowings	18,174	4,197	5,432	3,458	491	31,752
Subsidiary borrowings	1,159	1,653	264	1,278	1,087	5,441
Capital securities	872	—	—	—	429	1,301
Accounts payable and other[1]	1,710	1,045	1,490	3,481	2,754	10,480

	23,828	10,082	8,720	5,417	(2,971)	45,076
Non-controlling interests	11,272	2,883	6,283	2,287	131	22,856
Preferred equity	—	—	—	—	2,700	2,700

	12,556	7,199	2,437	3,130	(5,802)	19,520
Incremental values	50	515	345	1,500	1,085	3,495

Net invested capital[1]	12,606	7,714	2,782	4,630	(4,717)	23,015
Asset management franchise value	—	—	—	—	4,250	4,250

Intrinsic value	$12,606	$7,714	$2,782	$4,630	$(467)	$27,265

– Per share						$42.86

1.	Excludes deferred income taxes

Summarized Financial Position – 2011

AS AT DEC. 31, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Property	Renewable Power	Infrastructure	Private Equity	Asset Management Services and Corporate	Total
Assets under management	$91,197	$17,758	$19,258	$25,343	$6,782	$160,338

Operating assets	37,839	15,567	11,807	8,945	2,039	76,197
Accounts receivable and other[1]	2,302	1,047	1,725	4,090	3,551	12,715

Consolidated assets	40,141	16,614	13,532	13,035	5,590	88,912
Corporate borrowings	—	—	—	—	3,701	3,701
Property-specific borrowings	15,696	4,197	4,802	3,174	546	28,415
Subsidiary borrowings	743	1,323	114	1,273	988	4,441
Capital securities	994	—	—	—	656	1,650
Accounts payable and other[1]	1,486	913	948	3,221	2,698	9,266

	21,222	10,181	7,668	5,367	(2,999)	41,439
Non-controlling interests	10,138	2,504	5,318	2,237	104	20,301
Preferred equity	—	—	—	—	2,140	2,140

	11,084	7,677	2,350	3,130	(5,243)	18,998
Incremental values	25	300	250	1,400	875	2,850

Net invested capital[1]	11,109	7,977	2,600	4,530	(4,368)	21,848
Asset management franchise value	—	—	—	—	4,250	4,250

Intrinsic value	$11,109	$7,977	$2,600	$4,530	$(118)	$26,098

– Per share						$40.99

1.	Excludes deferred income taxes

42    BROOKFIELD ASSET MANAGEMENT

PROPERTY

Assets Under Management and Invested Capital	Office Properties		Retail Properties		Opportunity, Finance and Development		Total
AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Assets under management	$36,708	$32,848	$45,203	$41,778	$14,592	$16,571	$96,503	$91,197

Consolidated properties	24,351	21,927	2,710	2,601	5,008	2,707	32,069	27,235
Development properties	–	–	–	–	1,054	1,704	1,054	1,704
Unconsolidated properties	3,438	3,305	5,187	4,363	574	270	9,199	7,938
Loans and notes receivable	–	–	–	–	715	962	715	962
Accounts receivable and other	921	1,246	383	480	1,402	576	2,706	2,302

	28,710	26,478	8,280	7,444	8,753	6,219	45,743	40,141
Property-specific borrowings	12,300	11,398	1,016	1,371	4,858	2,927	18,174	15,696
Subsidiary borrowings	759	381	–	–	400	362	1,159	743
Capital securities	872	994	–	–	–	–	872	994
Accounts payable and other	1,338	1,176	111	132	261	178	1,710	1,486

	13,441	12,529	7,153	5,941	3,234	2,752	23,828	21,222
Non-controlling interests	7,726	7,061	1,575	1,316	1,971	1,761	11,272	10,138

	5,715	5,468	5,578	4,625	1,263	991	12,556	11,084
Incremental values	–	25	–	–	50	–	50	25

Net invested capital[1]	$5,715	$5,493	$5,578	$4,625	$1,313	$991	$12,606	$11,109

1. Excludes deferred income taxes

Total Return	Office Properties		Retail Properties		Opportunity, Finance and Development		Total
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Net operating income
Consolidated properties	$379	$317	$37	$40	$60	$57	$476	$414
Financial assets	–	–	–	–	21	3	21	3
Unconsolidated properties	26	45	65	65	4	–	95	110

	405	362	102	105	85	60	592	527
Canary Wharf dividend	31	16	–	–	–	–	31	16
Investment and other income	11	11	–	1	64	–	75	12

	447	389	102	106	149	60	698	555
Interest expense	210	196	22	44	25	32	257	272
Operating costs	25	19	–	–	5	–	30	19
Current income taxes	–	1	2	3	–	–	2	4
Non-controlling interests	115	92	9	(1)	91	15	215	106

Funds from operations	97	81	69	60	28	13	194	154

Valuation gains
Included in IFRS statements
Fair value changes	145	101	247	447	178	(28)	570	520
Depreciation and amortization	(8)	(3)	–	(1)	(68)	(1)	(76)	(5)
Non-controlling interests	(99)	(10)	(117)	(172)	(17)	15	(233)	(167)
Not included in IFRS statements
Incremental values	–	–	–	–	–	–	–	–
Other gains	–	(5)	–	–	2	–	2	(5)

Total valuation gains	38	83	130	274	95	(14)	263	343

Total return	$135	$164	$199	$334	$123	$(1)	$457	$497

Q3 2012 INTERIM REPORT  43

RENEWABLE POWER

Assets Under Management and Invested Capital	United States		Canada		Brazil		Total
AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Assets under management	$6,895	$6,276	$7,812	$8,093	$3,107	$3,389	$17,814	$17,758

Hydroelectric generation	5,182	5,333	5,655	5,510	2,485	2,729	13,322	13,572
Wind energy	850	–	1,381	1,387	–	–	2,231	1,387
Co-generation	–	–	74	87	–	–	74	87
Facilities under development	66	289	190	70	189	162	445	521
Accounts receivable and other	470	280	153	422	282	345	905	1,047

	6,568	5,902	7,453	7,476	2,956	3,236	16,977	16,614
Property-specific borrowings	2,220	1,968	1,621	1,584	356	645	4,197	4,197
Subsidiary borrowings	–	–	–	–	–	–	1,653	1,323
Accounts payable and other	394	193	508	559	143	161	1,045	913
Non-controlling interests[1]	968	743	1,267	1,060	927	813	2,633	2,259
Preferred shares	–	–	–	–	–	–	250	245

	2,986	2,998	4,057	4,273	1,530	1,617	7,199	7,677
Incremental values	–	–	–	–	–	–	515	300

Net invested capital[2]	$2,986	$2,998	$4,057	$4,273	$1,530	$1,617	$7,714	$7,977

1.	Total includes co-investor interest associated with subsidiary borrowings and preferred shares
2.	Excludes deferred income taxes

Total Return	United States		Canada		Brazil		Total[1]
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Funds from operations
Hydroelectric generation	$13	$71	$20	$45	$49	$61	$82	$177
Wind energy	4	–	12	7	–	–	16	7
Disposition gain	–	12	–	–	–	–	–	12
Co-generation	–	–	2	5	–	–	2	5
Investment income	–	–	1	–	4	–	5	–

	17	83	35	57	53	61	105	201
Interest expense[2]	42	37	28	22	8	27	99	100
Current income taxes	–	–	–	–	–	–	(1)	4
Non-controlling interests[1]	(7)	8	6	17	15	2	6	30

Funds from operations	(18)	38	1	18	30	32	1	67

Valuation gains
Included in IFRS statements
Fair value changes	(45)	(35)	(20)	(435)	10	(1)	(55)	(471)
Depreciation and amortization	(40)	(32)	(43)	(47)	(36)	(37)	(119)	(116)
Non-controlling interests	29	3	15	33	3	–	47	36
Not included in IFRS statements
Incremental values	–	–	–	–	–	–	90	500

Total valuation gains	(56)	(64)	(48)	(449)	(23)	(38)	(37)	(51)

Total return	$(74)	$(26)	$(47)	$(431)	$7	$(6)	$(36)	$16

1.	Includes unallocated operating and tax expenses as well as associated non-controlling interests in addition to the regional amounts
2.	Total includes $21 million of interest on unallocated subsidiary debt (2011 – $14 million)

44    BROOKFIELD ASSET MANAGEMENT

INFRASTRUCTURE

Assets Under Management and Invested Capital	Utilities		Transport and Energy		Timber		Total
AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Assets under management	$11,387	$10,162	$5,033	$4,140	$4,930	$4,956	$21,350	$19,258

Operating assets	4,279	3,549	3,165	2,666	3,880	3,896	11,324	10,111
Unconsolidated operations	947	931	1,139	696	70	69	2,213	1,696
Accounts receivable and other	543	331	684	559	695	706	2,369	1,725

	5,769	4,811	4,988	3,921	4,645	4,671	15,906	13,532
Property-specific borrowings	2,583	2,336	1,345	962	1,504	1,504	5,432	4,802
Subsidiary borrowings	–	–	–	–	–	–	264	114
Accounts payable and other	554	304	575	461	79	92	1,490	948
Non-controlling interests	1,900	1,462	2,315	1,836	2,098	2,092	6,283	5,318

	732	709	753	662	964	983	2,437	2,350
Incremental values	149	145	196	105	–	–	345	250

Net invested capital[1]	$881	$854	$949	$767	$964	$983	$2,782	$2,600

1. Excludes deferred income taxes
			Transport and
Total Return	Utilities		Energy		Timber		Total[1]
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Net operating income	$126	$100	$68	$49	$31	$37	$225	$186
Unconsolidated operations	34	33	17	15	2	2	53	50
Investment and other income	3	2	–	–	–	(2)	12	–

	163	135	85	64	33	37	290	236
Interest expense	44	36	19	20	23	22	92	84
Other operating costs	–	–	–	–	–	–	4	5
Current income taxes	4	–	–	–	1	–	6	(1)
Non-controlling interests[2]	85	70	50	33	3	8	137	106

Funds from operations	30	29	16	11	6	7	51	42

Valuation gains
Included in IFRS statements
Fair value changes	(36)	(78)	(6)	(44)	9	155	(26)	33
Depreciation and amortization	(27)	(19)	(28)	(16)	(5)	(1)	(60)	(36)
Non-controlling interests	58	81	18	45	(1)	(79)	67	47
Not included in IFRS statements
Incremental values	(12)	–	32	100	–	–	20	100

Total valuation gains	(17)	(16)	16	85	3	75	1	144

Total Return	$13	$13	$32	$96	$9	$82	$52	$186

1.	Totals include unallocated amounts relating to investment and other income, interest expenses, operating costs, cash taxes and non-controlling interests
2.	Total includes non-controlling interest on corporate costs per note 1

Q3 2012 INTERIM REPORT  45

PRIVATE EQUITY

Assets Under Management and Net Invested Capital	Special Situations		Residential Development		Agricultural Development		Total

AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Assets under management	$17,239	$17,004	$8,159	$7,869	$640	$470	$26,038	$25,343

Operating assets	2,945	2,917	6,068	5,573	563	455	9,576	8,945
Accounts receivable and other	2,053	1,932	1,932	2,143	73	15	4,058	4,090

	4,998	4,849	8,000	7,716	636	470	13,634	13,035
Property-specific borrowings	689	716	2,769	2,458	–	–	3,458	3,174
Corporate capitalization	1,074	1,074	194	197	10	2	1,278	1,273
Accounts payable and other	1,230	1,168	2,197	2,044	54	9	3,481	3,221

	2,005	1,891	2,840	3,017	572	459	5,417	5,367
Non-controlling interests	994	894	1,207	1,312	86	31	2,287	2,237

	1,011	997	1,633	1,705	486	428	3,130	3,130
Incremental values	625	525	875	875	–	–	1,500	1,400

Net invested capital[1]	$1,636	$1,522	$2,508	$2,580	$486	$428	$4,630	$4,530

1. Excludes deferred income taxes

Total Return	Special Situations		Residential Development		Agricultural Development		Total

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011

Net operating income	$189	$45	$36	$51	$1	$2	$226	$98
Disposition losses	–	–	(1)	–	–	–	(1)	–
Investment and other income	12	(12)	3	20	–	1	15	9

	201	33	38	71	1	3	240	107
Interest expense	34	32	32	41	–	–	66	73
Current income taxes	5	(3)	14	18	–	–	19	15
Non-controlling interests	93	(16)	(9)	8	–	2	84	(6)

Funds from operations	69	20	1	4	1	1	71	25

Valuation gains
Included in IFRS statements
Fair value changes	(24)	(27)	13	17	(5)	9	(16)	(1)
Depreciation and amortization	(58)	(52)	(3)	(3)	–	–	(61)	(55)
Non-controlling interests	31	23	(6)	(22)	1	1	26	2
Not included in IFRS statements
Incremental values	75	–	–	–	–	–	75	–
Other losses	–	–	1	–	–	–	1	–

Total valuation gains	24	(56)	5	(8)	(4)	10	25	(54)

Total Return	$93	$(36)	$6	$(4)	$(3)	$11	$96	$(29)

46    BROOKFIELD ASSET MANAGEMENT

PRIVATE EQUITY – ADDITIONAL INFORMATION

Special Situations Portfolio

	Net Invested Capital		Funds from Operations
AS AT AND FOR THE THREE MONTHS ENDED (MILLIONS)	Sep. 30 2012	Dec. 31 2011	Sep. 30 2012	Sep. 30 2011
Industrial and wood products	$654	$585	$58	$17
Energy and related services	149	150	4	2
Business services	136	207	2	(1)
Bridge lending	69	53	5	2
Other	3	2	–	–

	1,011	997	69	20
Incremental values	625	525	–	–

	$1,636	$1,522	$69	$20

Residential Development

Financial Profile

	Brazil		North America		Australia/UK		Total
AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Inventory	$1,039	$1,986	$1,683	$1,437	$103	$162	$2,825	$3,585
Development land	2,138	856	825	844	280	288	3,243	1,988
Accounts receivable and other	1,875	2,021	44	94	13	28	1,932	2,143

	5,052	4,863	2,552	2,375	396	478	8,000	7,716
Debt	2,146	1,863	690	599	127	193	2,963	2,655
Accounts payable and other	1,866	1,749	302	259	29	36	2,197	2,044
Co-investor interests	658	788	549	524	–	–	1,207	1,312

	$382	$463	$1,011	$993	$240	$249	1,633	1,705

Incremental values							875	875

Net invested capital[1]							$2,508	$2,580

1.	Excludes deferred income taxes

Operating Results

	Brazil		North America		Australia/UK		Total
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2012	2011	2012	2011	2012	2011	2012	2011
Revenues	$276	$632	$236	$184	$21	$156	$533	$972
Direct expenses	273	584	201	157	21	160	495	901

Net operating income	3	48	35	27	–	(4)	38	71
Interest expense	16	28	12	11	4	2	32	41
Current income taxes	4	6	10	12	–	–	14	18
Non-controlling interests	(11)	7	2	1	–	–	(9)	8

Funds from operations	$(6)	$7	$11	$3	$(4)	$(6)	$1	$4

Q3 2012 INTERIM REPORT  47

DEBT MATURITY PROFILE

Corporate Borrowings

		Maturity
AS AT SEP. 30, 2012 (MILLIONS)	Average Term	2012	2013	2014	2015 & After	Total
Commercial paper and bank borrowings	5	$–	$–	$–	$988	$988
Term debt	8	75	75	535	2,546	3,231

	7	$75	$75	$535	$3,534	$4,219

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Proportionate		Consolidated
AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	Average Term	2012	2011	2012	2011
Property
Office	4	$6,905	$5,954	$12,300	$11,398
Retail	6	4,382	4,383	1,016	1,371
Opportunity, finance and development	3	1,870	1,436	4,858	2,927
Renewable power	10	2,662	3,016	4,197	4,197
Infrastructure	6	2,272	2,126	5,432	4,802
Private equity	3	1,714	1,622	3,508	3,174
Other	2	489	546	441	546

Total	5	$20,294	$19,083	$31,752	$28,415

Subsidiary Borrowings

		Proportionate		Consolidated
AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	Average Term	2012	2011	2012	2011
Subsidiary borrowings
Property	3	$1,109	$939	$1,159	$743
Renewable power	8	1,124	965	1,653	1,323
Infrastructure	2	74	32	264	114
Private equity	2	701	755	1,278	1,273
Contingent swap accruals[1]	3	1,087	988	1,087	988

Total	4	$4,095	$3,679	$5,441	$4,441

1.	Guaranteed by the Corporation

48    BROOKFIELD ASSET MANAGEMENT

Total Return – 2012

	Nine Months Ended Sep. 30, 2012
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Asset Management Services[1]	Property	Renewable Power	Infrastructure	Private Equity	Corporate	Total
Total revenues	$3,074	$2,919	$893	$1,437	$4,720	$162	$13,205

Funds from operations
Net operating income[2]	335	1,725	531	816	515	—	3,922
Investment and other income	—	216	14	25	31	102	388

	335	1,941	545	841	546	102	4,310
Interest expense	—	819	312	275	196	268	1,870
Operating costs	—	74	2	9	—	283	368
Current income taxes	—	7	11	15	56	5	94
Non-controlling interests	—	512	131	388	138	—	1,169

Total funds from operations	335	529	89	154	156	(454)	809

Valuation gains
Included in IFRS statements[3]
Fair value changes	(11)	1,515	(20)	(253)	(74)	(83)	1,074
Depreciation and amortization	(23)	(147)	(371)	(172)	(191)	(7)	(911)
Non-controlling interests	—	(553)	134	322	160	(17)	46
Not included in IFRS statements
Incremental values	210	25	215	95	100	—	645
Other gains	—	2	—	—	(10)	—	(8)

Total valuation gains	176	842	(42)	(8)	(15)	(107)	846

Preferred share dividends	—	—	—	—	—	(94)	(94)

Total Return	$511	$1,371	$47	$146	$141	$(655)	$1,561

– Per share							$2.48

1.	Excludes $262 million unrealized performance fees which are included in incremental values
2.	Includes funds from operations from equity accounted investments of $440 million
3.	Includes items in consolidated statements of operations, comprehensive income and changes in equity

Q3 2012 INTERIM REPORT  49

Total Return – 2011

	Nine Months Ended Sep. 30, 2011
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Asset Management Services[1]	Property	Renewable Power	Infrastructure	Private Equity	Corporate	Total
Total revenues	$2,432	$1,970	$900	$1,270	$5,022	$205	$11,799

Funds from operations
Net operating income[2]	299	1,528	632	714	401	—	3,574
Investment and other income	—	53	—	11	53	101	218

	299	1,581	632	725	454	101	3,792
Interest expense	—	733	290	253	180	256	1,712
Operating costs	—	66	—	12	—	265	343
Current income taxes	—	9	19	(1)	34	4	65
Non-controlling interests	—	385	130	313	63	—	891

Total funds from operations	299	388	193	148	177	(424)	781

Valuation gains
Included in IFRS statements[3]
Fair value changes	—	2,081	(565)	(4)	137	(216)	1,433
Depreciation and amortization	(22)	(36)	(340)	(110)	(168)	—	(676)
Non-controlling interests	—	(622)	128	128	(71)	(28)	(465)
Not included in IFRS statements
Incremental values	(100)	(300)	900	150	—	(100)	550
Other gains	—	(8)	—	—	(61)	—	(69)

Total valuation gains	(122)	1,115	123	164	(163)	(344)	773

Preferred share dividends	—	—	—	—	—	(77)	(77)

Total Return	$177	$1,503	$316	$312	$14	$(845)	$1,477

– Per share							$2.37

1.	Excludes $(34) million unrealized performance fees which are included in incremental values
2.	Includes funds from operations from equity accounted investments of $517 million
3.	Includes items in consolidated statements of operations, comprehensive income and changes in equity

50    BROOKFIELD ASSET MANAGEMENT

Reconciliation of Total Return and Funds from Operations to Comprehensive Income – 2012

FOR THE NINE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Consolidated Financial Statements	Non-controlling Interests[1]	Equity Accounted Income[2]	Fair Value Changes[3]	Other Items[4]	Management Discussion & Analysis
Asset management and other services	$331	$–	$4	$–	$–	$335
Revenues less direct operating costs
Property	1,468	–	259	–	(2)	1,725
Renewable power	512	–	11	–	8	531
Infrastructure	618	–	157	–	41	816
Private equity	511	–	(6)	–	10	515
Equity accounted income	904	–	(904)	–	–	–

	4,344	–	(479)	–	57	3,922
Investment and other income	398	–	15	–	(25)	388

	4,742	–	(464)	–	32	4,310
Expenses
Interest	1,860	–	–	–	10	1,870
Operating costs	368	–	–	–	–	368
Current income taxes	100	–	–	–	(6)	94
Non-controlling interests	–	1,149	–	–	20	1,169

Net income prior to other items/FFO	2,414	(1,149)	(464)	–	8	809

Other Items/Valuation gains
Fair value changes	693	–	464	(43)	(40)	1,074
Depreciation and amortization	(911)	–	–	–	–	(911)
Deferred income tax	(225)	–	–	–	225	–
Non-controlling interests	–	66	–	28	(48)	46

Net income	1,971	(1,083)

Other comprehensive income
Fair value changes	(43)	–	–	43	–	–
Foreign currency	(19)	–	–	–	19	–
Deferred taxes	32	–	–	–	(32)	–
Non-controlling interests	–	6	–	(28)	22	–

Other comprehensive income	(30)	6

Comprehensive income	1,941	(1,077)

Items not included in IFRS
Incremental values	n/a	–	–	–	645	645
Asset management franchise value	n/a	–	–	–	–	–
Less: amounts recorded in FFO	n/a	–	–	–	(8)	(8)

Total valuation gains	n/a	–	464	–	783	846

Preferred share dividends	–	–	–	–	(94)	(94)

Comprehensive income/Total return	$1,941	$(1,077)	$–	$–	$697	$1,561

1.	Allocates non-controlling interests between funds from operations and valuation gains
2.	Allocates equity-accounted income to operating segments and between funds from operations and valuation gains
3.	Aggregates fair value changes and associated non-controlling interest in net income and other comprehensive income
4.	Includes amounts recorded directly in equity under IFRS and excludes the impact of foreign currency revaluation and deferred taxes from the calculation of total return

Q3 2012 INTERIM REPORT  51

Reconciliation of Total Return and Funds from Operations to Comprehensive Income – 2011

FOR THE NINE MONTHS ENDED SEP. 30, 2011 (MILLIONS)	Consolidated Financial Statements	Non-controlling Interests[1]	Equity Accounted Income[2]	Fair Value Changes[3]	Other Items[4]	Management Discussion & Analysis
Asset management and other services	$290	$–	$9	$–	$–	$299
Revenues less direct operating costs
Property	1,183	–	346	–	–	1,529
Renewable power	610	–	22	–	–	632
Infrastructure	549	–	140	–	25	714
Private equity	332	–	7	–	61	400
Equity accounted income	1,621	–	(1,621)	–	–	–

	4,585	–	(1,097)	–	86	3,574
Investment and other income	255	–	(7)	–	(30)	218

	4,840	–	(1,104)	–	56	3,792
Expenses
Interest	1,732	–	–	–	(20)	1,712
Operating costs	343	–	–	–	–	343
Current income taxes	80	–	–	–	(15)	65
Non-controlling interests	–	869	–	–	22	891

Net income prior to other items/FFO	2,685	(869)	(1,104)	–	69	781

Other Items/Valuation gains
Fair value changes	876	–	1,104	(600)	53	1,433
Depreciation and amortization	(676)	–	–	–	–	(676)
Deferred income tax	(171)	–	–	–	171	–
Non-controlling interests	–	(476)	–	181	(170)	(465)

Net income	2,714	(1,345)

Other comprehensive income
Fair value changes	(600)	–	–	600	–	–
Foreign currency	(1,193)	–	–	–	1,193	–
Deferred taxes	291	–	–	–	(291)	–
Non-controlling interests	–	753	–	(181)	(572)	–

Other comprehensive income	(1,502)	753

Comprehensive income	1,212	(592)

Items not included in IFRS
Incremental values	n/a	–	–	–	550	550
Asset management franchise value	n/a	–	–	–	–	–
Less: amounts recorded in FFO	n/a	–	–	–	(69)	(69)

Total valuation gains	n/a	–	1,104	–	865	773

Preferred share dividends	–	–	–	–	(77)	(77)

Comprehensive income/Total return	$1,212	$(592)	$–	$–	$857	$1,477

1.	Allocates non-controlling interests between funds from operations and valuation gains
2.	Allocates equity-accounted income to operating segments and between funds from operations and valuation gains
3.	Aggregates fair value changes and associated non-controlling interest in net income and other comprehensive income
4.	Includes amounts recorded directly in equity under IFRS and excludes the impact of foreign currency revaluation and deferred taxes from the calculation of total return

52    BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Q3 2012 INTERIM REPORT  53

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

		(Unaudited)
(MILLIONS)	Note	Sep. 30, 2012	Dec. 31, 2011

Assets
Cash and cash equivalents		$2,760	$2,027
Other financial assets	3	3,555	3,773
Accounts receivable and other	3	7,071	6,723
Inventory	3	6,518	6,060
Investments		11,006	9,401
Investment properties		30,984	28,366
Property, plant and equipment	5	26,486	22,832
Timber		3,142	3,155
Intangible assets		4,186	3,968
Goodwill		2,561	2,607
Deferred income tax asset		1,870	2,110

Total Assets		$100,139	$91,022

Liabilities and Equity
Accounts payable and other	3	$10,480	$9,266
Corporate borrowings		4,219	3,701
Non-recourse borrowings
Property-specific mortgages	3	31,752	28,415
Subsidiary borrowings	3	5,441	4,441

Deferred income tax liability		5,696	5,817

Capital securities		1,301	1,650
Interests of others in consolidated funds		390	333
Equity
Preferred equity		2,700	2,140
Non-controlling interests in net assets		20,948	18,516
Common equity	6	17,212	16,743

Total equity		40,860	37,399

Total Liabilities and Equity		$100,139	$91,022

54    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIOD ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011
Total revenues	$4,701	$4,423	$13,205	$11,799

Asset management and other services	146	119	331	290
Revenues less direct costs
Property	499	418	1,468	1,183
Renewable power	94	193	512	610
Infrastructure	210	177	618	549
Private equity	230	98	511	332
Equity accounted income	256	393	904	1,621
Investment and other income	145	51	398	255

Expenses
Interest	(593)	(622)	(1,860)	(1,732)
Operating costs	(128)	(115)	(368)	(343)
Current income taxes	(31)	(26)	(100)	(80)

Other items
Fair value changes	493	318	693	876
Depreciation and amortization	(327)	(224)	(911)	(676)
Deferred income taxes	(122)	(64)	(225)	(171)

Net income	$872	$716	$1,971	$2,714

Net income attributable to:
Shareholders	$334	$253	$888	$1,369
Non-controlling interests	538	463	1,083	1,345

	$872	$716	$1,971	$2,714

Net income per share:
Diluted	$0.48	$0.36	$1.25	$2.03
Basic	$0.49	$0.36	$1.28	$2.10

Q3 2012 INTERIM REPORT  55

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2012	2011	2012	2011
Net income	$872	$716	$1,971	$2,714

Other comprehensive income (loss)
Revaluations of property, plant and equipment	4	8	63	33
Financial contracts and power sale agreements	(132)	(613)	(147)	(551)
Available-for-sale securities	11	(40)	37	(31)
Equity accounted investments	(1)	(38)	4	(51)

Fair value changes	(118)	(683)	(43)	(600)
Foreign currency translation	317	(1,828)	(19)	(1,193)
Taxes on above items	17	108	32	291

Other comprehensive income (loss)	216	(2,403)	(30)	(1,502)

Comprehensive income (loss)	$1,088	$(1,687)	$1,941	$1,212

Attributable to:
Shareholders
Net income	$334	$253	$888	$1,369
Other comprehensive income (loss)	59	(1,382)	(24)	(749)

Comprehensive income (loss)	$393	$(1,129)	$864	$620

Non-controlling interests
Net income	$538	$463	$1,083	$1,345
Other comprehensive income (loss)	157	(1,021)	(6)	(753)

Comprehensive income (loss)	$695	$(558)	$1,077	$592

56    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2012	$2,825	$141	$6,232	$463	$6,458	$1,287	$(483)	$16,923	$2,443	$19,655	$39,021
Changes in period
Net income	–	–	334	–	–	–	–	334	–	538	872
Other comprehensive income	–	–	–	–	–	132	(73)	59	–	157	216

Comprehensive income	–	–	334	–	–	132	(73)	393	–	695	1,088
Shareholder distributions
Common equity	–	–	(86)	–	–	–	–	(86)	–	–	(86)
Preferred equity	–	–	(32)	–	–	–	–	(32)	–	–	(32)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(165)	(165)
Other items
Equity issuances, net of redemptions	12	–	(8)	–	–	–	–	4	257	702	963
Share-based compensation	–	8	–	–	–	–	–	8	–	10	18
Ownership changes	–	–	–	5	–	43	–	48	–	(10)	38
Deferred income taxes	–	–	–	(3)	–	(43)	–	(46)	–	61	15

Change in period	12	8	208	2	–	132	(73)	289	257	1,293	1,839

Balance as at September 30, 2012	$2,837	$149	$6,440	$465	$6,458	$1,419	$(556)	$17,212	$2,700	$20,948	$40,860

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED SEP. 30, 2011 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2011[2]	$2,821	$112	$5,423	$218	$4,897	$2,254	$32	$15,757	$1,893	$15,921	$33,571
Changes in period
Net income	–	–	253	–	–	–	–	253	–	463	716
Other comprehensive income	–	–	–	–	7	(934)	(455)	(1,382)	–	(1,021)	(2,403)

Comprehensive income	–	–	253	–	7	(934)	(455)	(1,129)	–	(558)	(1,687)
Shareholder distributions
Common equity	–	–	(79)	–	–	–	–	(79)	–	–	(79)
Preferred equity	–	–	(26)	–	–	–	–	(26)	–	–	(26)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(164)	(164)
Other items
Equity issuances, net of redemptions	(11)	–	(56)	–	–	–	–	(67)	–	339	272
Share-based compensation	–	7	–	–	–	–	–	7	–	3	10
Ownership changes	–	–	–	59	–	(89)	–	(30)	–	(7)	(37)
Deferred income taxes	–	–	–	(23)	–	89	–	66	–	11	77

Change in period	(11)	7	92	36	7	(934)	(455)	(1,258)	–	(376)	(1,634)

Balance as at September 30, 2011	$2,810	$119	$5,515	$254	$4,904	$1,320	$(423)	$14,499	$1,893	$15,545	$31,937

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	See financial statement note 2 (b)

Q3 2012 INTERIM REPORT  57

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) NINE MONTHS ENDED SEP. 30, 2012 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2011[2]	$2,816	$125	$5,982	$475	$6,399	$1,456	$(510)	$16,743	$2,140	$18,516	$37,399
Changes in period
Net income	–	–	888	–	–	–	–	888	–	1,083	1,971
Other comprehensive income	–	–	–	–	59	(37)	(46)	(24)	–	(6)	(30)

Comprehensive income	–	–	888	–	59	(37)	(46)	864	–	1,077	1,941
Shareholder distributions
Common equity	–	–	(254)	–	–	–	–	(254)	–	–	(254)
Preferred equity	–	–	(94)	–	–	–	–	(94)	–	–	(94)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(527)	(527)
Other items
Equity issuances, net of redemptions	21	–	(104)	–	–	–	–	(83)	560	983	1,460
Share-based compensation	–	24	–	–	–	–	–	24	–	15	39
Asset monetizations	–	–	29	–	–	–	–	29	–	–	29
Ownership changes	–	–	–	(76)	–	(37)	–	(113)	–	906	793
Deferred income taxes	–	–	(7)	66	–	37	–	96	–	(22)	74

Change in period	21	24	458	(10)	59	(37)	(46)	469	560	2,432	3,461

Balance as at September 30, 2012	$2,837	$149	$6,440	$465	$6,458	$1,419	$(556)	$17,212	$2,700	$20,948	$40,860

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	See financial statement note 2 (b)

					Accumulated Other Comprehensive Income
(UNAUDITED) NINE MONTHS ENDED SEP. 30, 2011 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2010	$1,334	$97	$4,627	$187	$4,680	$1,899	$(29)	$12,795	$1,658	$14,739	$29,192
Changes in accounting policies[2]	–	–	(8)	–	–	–	–	(8)	–	–	(8)
Changes in period
Net income	–	–	1,369	–	–	–	–	1,369	–	1,345	2,714
Other comprehensive income	–	–	–	–	224	(579)	(394)	(749)	–	(753)	(1,502)

Comprehensive income	–	–	1,369	–	224	(579)	(394)	620	–	592	1,212
Shareholder distributions
Common equity	–	–	(238)	–	–	–	–	(238)	–	–	(238)
Preferred equity	–	–	(77)	–	–	–	–	(77)	–	–	(77)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(507)	(507)
Other items
Equity issuances, net of redemptions	1,468	–	(158)	–	–	–	–	1,310	235	550	2,095
Share-based compensation	–	22	–	–	–	–	–	22	–	9	31
Ownership changes	–	–	–	(9)	–	(34)	–	(43)	–	116	73
Deferred income taxes	8	–	–	76	–	34	–	118	–	46	164

Change in period	1,476	22	896	67	224	(579)	(394)	1,712	235	806	2,753

Balance as at September 30, 2011	$2,810	$119	$5,515	$254	$4,904	$1,320	$(423)	$14,499	$1,893	$15,545	$31,937

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.	See financial statement note 2 (b)

58    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Nine Months Ended
(UNAUDITED) FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2012	2011	2012	2011
Operating activities
Net income	$872	$716	$1,971	$2,714
Adjusted for the following items
Equity accounted income
Fair value changes	(102)	(226)	(464)	(1,104)
Other	(154)	(167)	(440)	(517)
Fair value changes	(493)	(318)	(693)	(876)
Depreciation and amortization	327	224	911	676
Deferred income taxes	122	64	225	171

	572	293	1,510	1,064
Investment in residential development	(321)	(262)	(1,017)	(728)
Net change in non-cash working capital balances and other	66	357	(105)	696

	317	388	388	1,032

Financing activities
Corporate borrowings, net of repayments	(230)	165	421	521
Property-specific mortgages, net of repayments/issuances	128	186	249	217
Other debt of subsidiaries, net of repayments/issuances	(166)	370	1,029	789
Corporate preferred securities redemption	–	–	(252)	–
Corporate preferred equity issuances	249	–	543	229
Subsidiary preferred equity issuances, net of redemptions	247	246	94	246
Capital provided by non-controlling interests, net of repayments	135	143	519	266
Capital provided by fund partners	38	(2)	95	75
Common shares issued, net of repurchases	12	(67)	(66)	410
Common shares of subsidiaries issued, net of repurchases	377	(48)	370	(37)
Shareholder distributions – subsidiaries	(165)	(164)	(527)	(507)
Shareholder distributions – corporate	(118)	(105)	(348)	(315)

	507	724	2,127	1,894

Investing activities
Investment in or sale of operating assets, net
Investment properties	(413)	(323)	(731)	(156)
Property, plant and equipment
Renewable power	(139)	(267)	(472)	(778)
Infrastructure	(163)	(209)	(530)	(444)
Private equity and other	(5)	(39)	(17)	(314)
Timber	(58)	1	(171)	(11)
Investments	(160)	(184)	(377)	(1,466)
Other financial assets	279	41	344	449
Restricted cash and deposits	20	(65)	(1)	98
Acquisitions of subsidiaries	20	3	198	9

	(619)	(1,042)	(1,757)	(2,613)

Cash and cash equivalents
Change in cash and cash equivalents	205	70	758	313
Foreign currency revaluation on cash and cash equivalents	16	(111)	(25)	(70)
Balance, beginning of period	2,539	1,997	2,027	1,713

Balance, end of period	$2,760	$1,956	$2,760	$1,956

Q3 2012 INTERIM REPORT  59

Notes to the Consolidated Financial Statements

1.     CORPORATE INFORMATION

Brookfield Asset Management Inc. (the “company”) is a global alternative asset manager, focused on property, renewable power, infrastructure and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada.

2.     SIGNIFICANT ACCOUNTING POLICIES

a)      Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2011.

The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented in Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2011 included in the Annual Report, and have been consistently applied in the preparation of these interim financial statements, except as noted in 2(b) below.

The interim financial statements are unaudited. Financial information in this report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

These financial statements were authorized for issuance by the Board of Directors of the company on November 8, 2012.

b)       Adoption of Accounting Standard

Income Taxes

The IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments, which are effective for annual periods beginning on or after January 1, 2012, introduced a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The impact of these amendments on the consolidated financial statements was a reduction in retained earnings of $8 million as at January 1, 2011.

c)       Future Changes in Accounting Standards

i.     Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), and IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are simultaneously applied.

60    BROOKFIELD ASSET MANAGEMENT

IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee’s financial and operating decisions, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. The company has not yet determined the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS’s. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The company has not yet determined the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity, and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting of IFRS 12. The company has not yet determined the impact of IFRS 12 on its consolidated financial statements.

ii.     Fair Value Measurements

In May 2011, the IASB issued IFRS 13, Fair Value Measurements (“IFRS 13”). IFRS 13 establishes a single source of fair value measurement guidance and sets out fair value measurement disclosure requirements. The standard requires that information be provided in the financial statements that enables the user to assess the methods and inputs used to develop fair value measurements, and for reoccurring fair value measurements that use significant unobservable inputs, and the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The company has not yet determined the impact of IFRS 13 on its consolidated financial statements.

iii.     Presentation of Items of Other Comprehensive Income

In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments require that items of other comprehensive income are grouped into two categories: items that will be reclassified subsequently to profit or loss; and items that will be reclassified subsequently directly to equity. Income tax on items of other comprehensive income are required to be allocated on the same basis. The amendments to lAS 1 are effective for annual periods beginning on or after July 1, 2012. The company does not expect the amendments to IAS 1 to have a material impact on its consolidated financial statements.

iv.     Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Q3 2012 INTERIM REPORT  61

3.       CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

(a)	Other Financial Assets

AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$749	$1,143
Non-current portion	2,806	2,630

	$3,555	$3,773

(b) Accounts Receivable and Other

AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$5,081	$4,515
Non-current portion	1,990	2,208

	$7,071	$6,723

(c) Inventory

AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$2,522	$2,373
Non-current portion	3,996	3,687

	$6,518	$6,060

(d) Accounts Payable and Other

AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$6,466	$5,495
Non-current portion	4,014	3,771

	$10,480	$9,266

(e) Property-Specific Mortgages

AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$4,192	$3,292
Non-current portion	27,560	25,123

	$31,752	$28,415

(f) Subsidiary Borrowings

AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	2012	2011
Current portion	$854	$499
Non-current portion	4,587	3,942

	$5,441	$4,441

62    BROOKFIELD ASSET MANAGEMENT

4.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

a)

Property operations include office properties, retail properties, real estate finance, opportunistic investing and office developments located primarily in major North American, Australian, Brazilian and European cities;

b)	Renewable power operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

c)	Infrastructure operations, which are predominantly utilities, transport and energy and timberland operations located in Australia, North America, Europe and South America;

d)	Private equity operations include the company’s special situations investments, residential development and agricultural development operations;

e)	Asset management services and other, corporate non-operating assets, liabilities and related revenues, cash flows and net income (loss) are presented as asset management services, corporate and other.

The following table disaggregates revenue, net income (loss), assets and liabilities by reportable segments:

	Three Months Ended				Nine Months Ended
	2012		2011		2012		2011
		Net Income		Net Income		Net Income		Net Income
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	Revenues	(Loss)	Revenues	(Loss)	Revenues	(Loss)	Revenues	(Loss)
Property	$1,120	$855	$745	$817	$2,919	$2,295	$1,970	$2,665
Renewable power	223	(81)	286	(239)	893	(128)	900	(407)
Infrastructure	483	106	424	163	1,437	131	1,270	321
Private equity	1,668	56	1,969	88	4,720	(23)	5,022	161
Asset management services, corporate and other	1,207	(64)	999	(113)	3,236	(304)	2,637	(26)

	$4,701	$872	$4,423	$716	$13,205	$1,971	$11,799	$2,714

	2012		2011
AS AT SEP. 30, 2012 AND DEC. 31, 2011 (MILLIONS)	Assets	Liabilities	Assets	Liabilities
Property	$46,134	$22,838	$40,490	$19,757
Renewable power	17,325	9,747	16,826	9,213
Infrastructure	15,999	8,779	14,007	7,756
Private equity	13,883	8,804	13,283	8,241
Asset management services, corporate and other	6,798	9,111	6,416	8,656

	$100,139	$59,279	$91,022	$53,623

Q3 2012 INTERIM REPORT  63

Revenues, assets and liabilities by geographic segments are as follows:

	Three Months Ended Sep. 30		Nine Months Ended Sep. 30		Sep. 30		Dec. 31
	2012	2011	2012	2011	2012		2011
(MILLIONS)	Revenues		Revenues		Assets	Liabilities	Assets	Liabilities
United States	$2,023	$1,107	$5,086	$3,540	$45,082	$28,565	$38,191	$24,442
Canada	424	736	1,929	2,096	20,565	12,839	19,848	11,453
Australia	1,216	1,121	3,210	2,601	15,569	8,365	15,066	9,308
Brazil	433	788	1,185	1,909	11,877	6,301	12,202	5,799
Europe	355	336	1,037	1,019	4,839	2,393	4,352	2,246
Other	250	335	758	634	2,207	816	1,363	375

	$4,701	$4,423	$13,205	$11,799	$100,139	$59,279	$91,022	$53,623

5.	PROPERTY, PLANT AND EQUIPMENT

AS AT SEP. 30, 2012 AND DEC. 31, 2011
(MILLIONS)	2012	2011
Renewable power	$15,328	$14,727
Infrastructure
Utilities	1,688	993
Transport and energy	3,009	2,514
Timberlands	1,260	1,162
Private equity and other	5,201	3,436

	$26,486	$22,832

6.	COMMON EQUITY

The company’s common equity is comprised of the following:

AS AT SEP. 30, 2012 AND DEC. 31, 2011
(MILLIONS)	2012	2011
Common shares	$2,837	$2,816
Contributed surplus	149	125
Retained earnings	6,440	5,982
Ownership changes	465	475
Accumulated other comprehensive income	7,321	7,345

Common equity	$17,212	$16,743

The company is authorized to issue an unlimited number of Class A Limited Voting Shares and 85,120 Class B Limited Voting Shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A Limited Voting Common Shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B Limited Voting Common Shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B Limited Voting Shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares are diluted.

64    BROOKFIELD ASSET MANAGEMENT

The number of Limited Voting Shares issued and outstanding and unexercised options at September 30, 2012 and December 31, 2011 are as follows:

AS AT SEP. 30, 2012 AND DEC. 31, 2011	2012	2011
Class A Limited Voting Shares	618,758,748	619,203,649
Class B Limited Voting Shares	85,120	85,120

	618,843,868	619,288,769
Unexercised options[1]	38,913,955	37,873,841

Total diluted Limited Voting Shares	657,757,823	657,162,610

1.	Includes management share option plan and escrowed stock plan

Shares issued and outstanding changed during the three and nine months ended as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30	2012	2011	2012	2011
Outstanding at beginning of period	618,580,150	621,539,071	619,288,769	577,663,693
Shares issued (repurchased)
Dividend reinvestment plan	44,763	30,920	182,474	80,596
Management share plan[1]	547,806	80,213	1,951,476	2,010,915
Repurchases	(328,851)	(2,427,200)	(2,578,851)	(5,627,200)
Issuances	–	–	–	45,095,000

Outstanding at end of period	618,843,868	619,223,004	618,843,868	619,223,004

1.	Includes management share option plan and restricted stock plan

In March 2012, the company acquired 3.4 million Class A Limited Voting Shares for $106 million, of which 2.25 million shares back grants of escrowed shares to employees.

Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2012	2011	2012	2011
Net income available to shareholders	$334	$253	$888	$1,369
Preferred share dividends	(32)	(26)	(94)	(77)

Net income available to shareholders – basic	302	227	794	1,292
Capital securities dividends[1]	6	10	21	28

Net income available for shareholders – diluted	$308	$237	$815	$1,320

	2012	2011	2012	2011
Weighted average shares	618.7	615.4	618.8	615.4
Dilutive effect of the conversion of options using treasury stock method[2]	12.6	10.0	11.7	10.0
Dilutive effect of the conversion of capital securities[1,3]	13.9	25.7	19.8	25.7

Shares and share equivalents	645.2	651.1	650.3	651.1

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A Limited Voting Shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 10 shares were redeemed on April 5, 2012

2.	Includes management share option plan and escrowed stock plan
3.	The number of shares is based on 95% of the quoted market price at period-end

Q3 2012 INTERIM REPORT  65

Stock-based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the nine months ended September 30, 2012, the company granted 3.6 million stock options at a weighted average exercise price of $31.34 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 32.6% volatility, a weighted average expected dividend yield of 4.0% annually, a risk free rate of 1.4% and a liquidity discount of 25%.

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to the company for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. During the nine months ended September 30, 2012, 2.25 million Brookfield Class A Limited Voting Shares were purchased by a private company pursuant to the Escrowed Stock Plan. The proceeds are used to purchase Brookfield Class A Limited Voting Shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A Limited Voting Shares issued from treasury of the company, based on the market value of Class A Limited Voting Shares at the time of exchange.

7.       FAIR VALUE CHANGES

Fair value changes consist of mark-to-market gains (losses) and are comprised of the following:

	Three Months Ended		Nine Months Ended
FOR THE PERIOD ENDED SEP. 30 (MILLIONS)	2012	2011	2012	2011
Investment property	$507	$392	$1,088	$999
Timber	2	157	(6)	143
Power contracts	1	11	(19)	30
Redeemable units	(1)	(208)	(9)	(368)
Interest rate contracts	(16)	(97)	(85)	(101)
Private equity	(32)	(46)	(133)	53
Other	32	109	(63)	120

	$493	$318	$693	$876

66    BROOKFIELD ASSET MANAGEMENT

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

T: 416-363-9491 or toll free in North America: 1-866-989-0311

F: 416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T: 416-682-3860 or toll free in North America: 1-800-387-0825

F: 1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext —Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media. The text of our 2011 Annual Report is available in French on our website and on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Limited Voting Shares who are resident in Canada or the United States may elect to receive their dividends in the form of newly issued Class A Limited Voting Shares.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Limited Voting Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Limited Voting Shares[1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares[1]
Series 2, 4, 12, 13, 17, 18
21, 22, 24, 26, 28, 30, 32 and 34	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November
1.	All dividend payments are subject to declaration by the Board of Directors

Q3 2012 INTERIM REPORT  67

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Three World Financial Center	Level 22	Lippo Centre, Tower One	Level 1, Al Manara Building
200 Vesey Street, 11th Floor	135 King Street	13/F, 1306	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	89 Queensway, Hong Kong	Dubai, UAE
10281-0221	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Müller 116, 21° andar,	Suite 1201, Trident Nariman Point Mumbai
Bay Wellington Tower	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil	400021, India
181 Bay Street, Box 762	United Kingdom	22290 - 160	T 91 (22) 6630.6003
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635-250	F 91 (22) 6630.6011
T 416.363.9491	F 44 (0) 20.7659.3501	T 55 (21) 3527.7800
F 416.365.9642		F 55 (21) 3527.7799

www.brookfield.com            NYSE: BAM      TSX: BAM.A    EURONEXT: BAMA